As filed with the Securities and Exchange Commission on May 6, 2021.

Registration Statement No. 333-255739

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

KALEYRA INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7374	82-3027430
(Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Dario Calogero

Chief Executive Officer

Kaleyra Inc.

Via Marco D’Aviano, 2

Milano MI, Italy 20131

Telephone: +39 02 288 5841

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey C. Selman, Esq.

Peter J. Ekberg, Esq.

DLA Piper LLP (US)

555 Mission Street, Suite 2400

San Francisco, CA 94105

Tel: (415) 615-6095

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and on completion of the Merger described in the enclosed prospectus.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)(6)
Convertible Note Offering (4)
Common stock, par value $0.0001 per share	11,851,852	N/A	$200,000,000.00	$21,820.00
The PIPE Subscription (5)
Common stock, par value $0.0001 per share	8,400,000	N/A	$105,000,000.00	$11,455.50
TOTAL	20,251,852	N/A	$305,000,000.00	$33,275.50

(1)

Based on the maximum number of shares of common stock, par value $0.0001 per share (“Common Stock”), of the registrant (“Kaleyra”) to be issued in connection with the Financing. In the event of a stock split, stock dividend or other similar transaction involving the registrant’s Common Stock, in order to prevent dilution, the number of shares of common stock registered hereby shall be automatically increased to cover the additional common shares in accordance with Rule 416(a) under the Securities Act.

(2)

Pursuant to Rules 457(c) and 457(f)(1) promulgated under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is an amount equal to $305,000,000.00, calculated as the sum of (A) the product of (i) 8,400,000 shares of Kaleyra Common Stock issued to the PIPE Investors, multiplied by (ii) $12.50 per share, and (B) the product of (i) 11,851,852 shares of Kaleyra Common Stock to be issued upon conversion of our 6.125% Convertible Notes, multiplied by (ii) the conversion price of $16.875.

(3)	Calculated pursuant to Rule 457 of the Securities Act by calculating the product of (i) the proposed maximum aggregate offering price and (ii) 0.0001091.
(4)	The Primary Offering reflects up to 11,851,852 shares of Kaleyra Common Stock to be issued upon conversion of our 6.125% Convertible Notes under a conversion price of $16.875 per share.
(5)	The Secondary Offering reflects 8,400,000 shares of Kaleyra Common Stock issued to the PIPE Investors in a private placement at a per share price of $12.50.
(6)	Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities described herein may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 6, 2021

PRELIMINARY PROSPECTUS

PROSPECTUS FOR

20,251,852 SHARES OF COMMON STOCK

OF

KALEYRA INC.

This prospectus relates to the resale from time to time by the selling stockholders named in this prospectus or their permitted transferees (collectively, the “Selling Stockholders”) of up to (a) 8,400,000 shares of common stock, par value $0.0001 per share (“Parent Common Stock”), of Kaleyra Inc., a Delaware corporation (“Kaleyra” or the “Company”), which are expected to be issued in a private placement pursuant to the terms of the PIPE Subscription Agreements (as defined below), and (b) up to 11,851,852 shares of Parent Common Stock which are expected to be issued upon conversion of our 6.125% Convertible Notes (as defined below), each in connection with, and as part of the consideration for, the Merger (as described below). If the Merger is not consummated, the shares of Parent Common Stock registered pursuant to this prospectus will not be issued.

On February 18, 2021, Kaleyra, Volcano Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Kaleyra (“Merger Sub”), and Vivial Inc., a Delaware corporation (“Vivial”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Kaleyra, Merger Sub, Vivial and GSO Special Situations Master Fund LP, an exempted limited partnership formed under the laws of the Cayman Islands solely in its capacity as Stockholder Representative (“Stockholder Representative”), for the acquisition of the business owned by Vivial known as mGage (“mGage”), a leading global mobile messaging provider. Pursuant to the Merger Agreement, Vivial would merger with and into Merger Sub, with Vivial surviving the Merger as a wholly-owned subsidiary of Kaleyra.

In support of the consummation of the Merger, on February 18, 2021, Kaleyra entered into subscription agreements (the “PIPE Subscription Agreements”), each dated February 18, 2021, with certain institutional investors (the “PIPE Investors”), pursuant to which, among other things, Kaleyra agreed to issue and sell, in private placements to close immediately prior to the closing of the Merger, an aggregate of 8,400,000 shares (the “PIPE Shares”) of Parent Common Stock to the PIPE Investors at $12.50 per share, and Kaleyra also entered into convertible note subscription agreements (the “Convertible Note Subscription Agreements”), each dated February 18, 2021, with certain institutional investors (the “Convertible Note Investors”), pursuant to which Kaleyra agreed to issue and sell, in private placements to close immediately prior to the closing of the Merger, $200 million aggregate principal amount of 6.125% unsecured convertible notes (the “Convertible Notes”). The issuance of the Convertible Notes, together with the issuance of the PIPE Shares, constitutes the “Financing.” The shares of Parent Common Stock issuable in connection with the Financing are the subject of this prospectus.

In connection with the Merger, Vivial will form a wholly-owned subsidiary (“SpinCo”), into which it will transfer two other wholly-owned subsidiaries, Vivial Mobile LLC, a Delaware limited liability company, and Vivial Media LLC, a Colorado limited liability company, and its subsidiaries (the “Reorganization”). Following the Reorganization, Vivial will cause its stockholders to receive on a pro rata basis 100% of the shares of SpinCo common stock (the “Distribution”, and the Distribution together with the Reorganization is referred to as the “Separation”). As a result of and following the Separation, Vivial will solely own the business of mGage immediately prior to the consummation of the Merger.

Kaleyra will acquire mGage for a total purchase price of approximately $215 million, subject to adjustments. The consideration to mGage shareholders will consist of cash in the amount of $195 million and an additional $20 million in consideration paid through the issuance of 1,600,000 shares of Parent Common Stock at $12.50 per share. The Merger is expected to be consummated in the second fiscal quarter of 2021.

The Selling Stockholders may offer, sell or distribute all or a portion of the shares of Parent Common Stock registered hereby publicly or through private transactions at prevailing market prices or at negotiated prices. We will pay certain offering fees and expenses and fees in connection with the registration of their Parent Common Stock and will not receive proceeds from the sale of the shares of Parent Common Stock by the Selling Stockholders. The Kaleyra Common Stock is currently listed on the NYSE American stock exchange (“NYSE American”) under the symbol “KLR.” Upon closing of the transactions contemplated by the Merger Agreement, we intend to apply to list the shares of our Common Stock to be issued to the Vivial equity holders under the Merger Agreement, as well as our shares of Parent Common Stock to be issued in the Financing, on the NYSE American under the same symbol. It is a condition to consummation of the Merger Agreement described above that Kaleyra receives confirmation from the NYSE American that the securities to be issued under the Merger Agreement and as part of the Financing have been conditionally approved for listing on the NYSE American, but there can be no assurance such listing conditions will be met or that Kaleyra will obtain such confirmation from the NYSE American. If such listing conditions are not met or if such confirmation is not obtained, the Merger Agreement described above may not be consummated unless the NYSE American condition set forth in the Merger Agreement is waived by the applicable parties.

We are an “emerging growth company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

We encourage you to read this entire document, including the other documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in the section entitled “Risk Factors ” and incorporated by reference to Item 1A of our Annual Report on Form 10-K for our most recent fiscal year ended December 31, 2020.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE MERGER OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This prospectus is dated                 , 2021.

You should rely only on the information contained in this prospectus. No one has been authorized to provide you with information that is different from that contained in this prospectus. This prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this prospectus is accurate as of any date other than that date.

For investors outside the United States: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

FREQUENTLY USED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” the “Company” and “Kaleyra” refer to Kaleyra Inc., a Delaware corporation, and the term “post-combination company” refers to the Company following the consummation of the Merger.

In this prospectus:

“Board” or “Board of Directors” means the board of directors of the Company.

“Closing” means the closing of the transactions contemplated by the Merger Agreement.

“Closing Date” means the date on which the Closing occurs.

“Code” means the Internal Revenue Code of 1986, as amended.

“Convertible Note Investment” means the private placement pursuant to which the Convertible Note Investors have subscribed for the Convertible Notes for an aggregate purchase price of $200,000,000.

“Convertible Note Investors” means certain institutional investors that will invest in the Convertible Note Investment.

“Convertible Note Shares” means the 11,851,852 shares of Parent Common Stock to be issued upon conversion of the Convertible Notes, in accordance with the terms and subject to the conditions of the Convertible Note Subscription Agreements and the Indenture.

“Convertible Note Subscription Agreements” means, collectively, those certain subscription agreements entered into on February 18, 2021, between the Company and certain investors, pursuant to which such Convertible Note Investors have agreed to purchase an aggregate of $200,000,000 in the Convertible Note Investment.

“Convertible Notes” means the 6.125% Convertible Senior Notes due 2026 and that are convertible into Convertible Note Shares at a conversion price of $16.875 per share.

“DGCL” means the General Corporation Law of the State of Delaware.

“DLA” means DLA Piper LLP (US), counsel to the Company.

“Distribution” means the distribution by Vivial, after the Reorganization and prior to the Closing, of all of the shares of SpinCo common stock to Vivial equity holders on a pro rata basis according to their ownership of Vivial.

“Effective Time” means the effective time of the Merger.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Financing” means the issuance of the Convertible Notes, together with the issuance of the PIPE Shares.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Incentive Plan” means the Kaleyra Inc. 2019 Equity Incentive Plan.

“JOBS Act” means the Jumpstart Our Business Startups Act.

“mGage” means the global mobile engagement business of Vivial prior to the Closing.

“Merger” means the transactions contemplated by the Merger Agreement, including the Merger of Merger Sub with and into Vivial, with Vivial continuing as the surviving company.

“Merger Agreement” means that certain Merger Agreement, dated as of February 18, 2021, by and among Company, Merger Sub, Vivial and GSO Special Situations Master Fund LP, as the Stockholder Representative.

“Merger Sub” means Project Volcano Merger Sub Inc., a Delaware corporation.

“NYSE American” means the NYSE American stock exchange.

“Parent Common Stock” means the shares of common stock, par value $0.0001 per share, of the Company.

“Registration Statement” means this registration statement on Form S-3 and any amendments thereto, as filed with the SEC.

“Reorganization” means the transfer by Vivial to SpinCo of all equity, assets and liabilities of Vivial Mobile LLC, a Delaware limited liability company, and Vivial Media LLC, a Colorado limited liability company, each of which is a wholly-owned subsidiary of Vivial, and their respective subsidiaries.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Separation” means the Reorganization and the Distribution, collectively.

“Separation and Distribution Agreement” means that certain Separation and Distribution Agreement to be entered into by the parties thereto for purposes of effectuating the Separation.

“SpinCo” means a Delaware corporation to be formed by Vivial as a wholly-owned subsidiary of Vivial for purposes of effectuating the Separation.

“Transition Services Agreement” means a Transition Services Agreement to be entered into immediately prior to Closing between SpinCo and Merger Sub pursuant to which the parties would provide certain business services to one another for a limited period after the Closing.

“Transfer Agent” means Continental Stock Transfer & Trust Company.

“U.S. GAAP” means accounting principles generally accepted in the United States of America.

“Vivial” means Vivial Inc., a Delaware corporation and its subsidiaries.

“Vivial Common Stock” means the shares of Vivial common stock, par value $0.01 per share.

“Vivial equity holder” means each holder of Vivial Common Stock or a vested equity award.

“Vivial Networks” means Vivial Networks LLC, a wholly-owned subsidiary of Vivial, and the owner of the business known as mGage.

SUMMARY OF THE PROSPECTUS

This summary highlights selected information contained in this prospectus and does not contain all of the information that may be important to you. You should carefully read this entire prospectus, including the documents and financial statements of the Company and Vivial referenced herein to fully understand the proposed Merger (as described below) before voting on the proposals to be considered at the Special Meeting (as described below). Please see the section entitled “Where You Can Find More Information” beginning on page 42 of this prospectus.

Unless otherwise specified, all share calculations assume: (i) no inclusion of any shares of Parent Common Stock issuable pursuant to the Incentive Plan at or following the Closing; (iii) an equity raise of approximately $105,000,000 of gross proceeds from the PIPE Investment of 8,400,000 shares of Parent Common Stock at $12.50 per share; and (iv) no issuance of 11,851,852 shares of Parent Common Stock on conversion of the Convertible Notes issued pursuant to the convertible debt raise of approximately $200,000,000 of gross proceeds from the Convertible Investment.

Parties to the Merger

The Company

We are a Delaware corporation formerly known as GigCapital, Inc., and as a result of our business combination with Kaleyra S.p.A. on November 25, 2019, we changed our name to Kaleyra, Inc.

Kaleyra provides its customers and business partners with a trusted cloud communications platform (the “Platform”) that seamlessly integrates software services and applications for business-to-consumer communications between Kaleyra’s customers and their end-user customers and partners on a global basis. The demand for cloud communications is increasingly driven by the growing, and often mandated, need for enterprises to undertake a digital transformation that includes omnichannel, mobile-first interactive end-user customer communications. This complements new workflows that Kaleyra’s customers have developed which are driven by software and artificial intelligence to automate certain end-user customer-facing processes before, during and after transactions. These communications are increasingly managed through mobile network operators as the gateway to reach end-user consumers’ mobile devices. Kaleyra’s Platform enables these communications by integrating mobile alert notifications and interactive capabilities to reach and engage end-user customers. Kaleyra’s Platform couples a “Software as a Service” or SaaS business model, creating what is generally referred to as a “cloud communications platform as a service”, or simply CPaaS.

Kaleyra is a result of the expansion of the former Ubiquity, which was founded in Milan, Italy in 1999. Ubiquity secured a leading market position in mobile messaging on behalf of the Italian financial services industry and then sought to expand its products and geographic offerings. Ubiquity acquired Solutions Infini of Bangalore, India in 2017 and Buc Mobile of Vienna, Virginia in 2018. It was rebranded as Kaleyra S.p.A. in February 2018. Following the integration of the acquired entities, the combined company is collectively engaged in the operation of the Platform on behalf of Kaleyra’s customers.

The mailing address of the Company’s principal executive office is c/o Kaleyra Inc., Via Marco D’Aviano, 2, Milano MI, Italy.

Additional information regarding the Company can be found in Item 1 (“Business”) in our Annual Report on Form 10-K for our fiscal year ended December 31, 2020 filed with the SEC on March 16, 2021, a copy of which is incorporated by reference into this prospectus.

Merger Sub

Merger Sub, a Delaware corporation, is a wholly owned subsidiary of the Company, formed by the Company in February 2021 to consummate the Merger. In the Merger, Merger Sub will merge with and into Vivial, with Vivial continuing as the surviving corporation (the “Surviving Corporation”).

The mailing address of Merger Sub’s principal executive office is Via Marco D’Aviano, 2, Milano MI, Italy.

Vivial

Vivial Networks, a wholly-owned indirect subsidiary of Vivial, was formed to invest in and acquire digital marketing companies. On August 21, 2015, Vivial Networks completed the acquisition of mGage. mGage is a global mobile engagement provider which enables brands to intelligently personalize mobile communications for the omni-channel consumer, across marketing and customer care interactions, primarily through SMS and MMS text marketing and engagement campaigns. Currently, mGage provides these services in North America, South America, Europe, and Asia with plans for further global expansion

For more information about Vivial, please see the sections entitled “Information About mGage” and “Vivial Networks’ Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Organization Structure

Set forth below are organizational charts for each of the Kaleyra operating subsidiaries after completion of the business combinations described in this prospectus.

Emerging Growth Company

The Company is an “emerging growth company,” as defined under the JOBS Act. As an emerging growth company, the Company is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. These include, but are not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and the requirement to obtain stockholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. The Company has elected to take advantage of such extended transition period.

The Company will remain an emerging growth company until the earlier of (1) December 31, 2025 (the last day of the fiscal year following the fifth anniversary of the consummation of the Company’s initial public offering), (2) the last day of the fiscal year in which the Company has total annual gross revenue of at least $1.07 billion, (3) the last day of the fiscal year in which the Company is deemed to be a “large accelerated filer,” as defined in the Exchange Act, and (4) the date on which the Company has issued more than $1.0 billion in nonconvertible debt during the prior three-year period.

Separation

In connection with the Merger, Vivial will form a wholly-owned subsidiary (“SpinCo”), into which it will transfer two other wholly-owned subsidiaries, Vivial Mobile LLC, a Delaware limited liability company, and Vivial Media LLC, a Colorado limited liability company, and its subsidiaries (the “Reorganization”). Following the Reorganization, Vivial will cause its stockholders to receive on a pro rata basis 100% of the shares of SpinCo common stock (the “Distribution”, and the Distribution together with the Reorganization is referred to as the “Separation”). As a result of and following the Separation, Vivial will solely own the business of mGage immediately prior to the consummation of the Merger.

Merger Consideration to the Vivial Stockholders

At the Effective Time, each share of Vivial Common Stock issued and outstanding immediately prior to the Effective Time (including shares of Vivial Common Stock resulting from the conversion of restricted stock units prior to the Effective Time) will be cancelled and converted into and will thereafter represent the right to receive, without interest, in accordance with a schedule to be delivered by Vivial prior to the closing of the Merger, (i) the Estimated Per Share Merger Consideration plus (ii) such share’s Allocable Share of any Adjustment Amount distributed pursuant to the Merger Agreement and Adjustment Escrow Amount in accordance with an escrow agreement to be established for the Adjustment Escrow Amount plus (iii) its Allocable Share of any amount from the Stockholder Representative Expense Fund distributed. See “The Merger – Agreement and Plan of Merger – The Merger” for additional information about the consideration payable to the Vivial Stockholders under the Merger.

Separate Registration Statement

The Parent Common Stock to be issued at the Closing of the Merger to the former Vivial equity holders are the subject of a separate registration statement filed by the Company on Form S-4 with the SEC on April 5, 2021 and which is incorporated herein by reference. As described further in the prospectus included in that registration statement, Company stockholders will be asked to consider and vote upon (1) a proposal to approve the issuance of more than 20% of the outstanding Parent Common Stock in connection with the shares of the Parent Common Stock issuable under the Merger Agreement as well as in connection with the Financing, as well as (2) a proposal to increase the number of shares of the Parent Common Stock available for issuance under the Kaleyra Inc 2019 Equity Incentive Plan by 4,000,000.

Related Agreements

There are a number of separate agreements that have been entered into under the Merger Agreement, including the Stockholder Support Agreement, Parent Insider Support Agreement, a Separation and Distribution Agreement, and a Transition Services Agreement.

Stockholder Support Agreement. Kaleyra and two stockholders of Vivial owning a majority of the Vivial Common Stock (the “Key Company Stockholders”), concurrently with the execution and delivery of the Merger Agreement, have entered into the Stockholder Support Agreement (the “Stockholder Support Agreement”), pursuant to which such Key Company Stockholders have agreed, among other things, to vote all of their shares of Vivial Common Stock in favor of the Merger Agreement and the Merger.

Parent Insider Support Agreement. Vivial and those stockholders of Kaleyra identified in the Parent Insider Support Agreement, concurrently with the execution and delivery of the Merger Agreement, have entered into the Parent Insider Support Agreement (the “Parent Insider Support Agreement”), pursuant to which the stockholders of Kaleyra who entered into such agreement have agreed, among other things, to vote (or execute and return an action by written consent), or cause to be voted at the stockholders’ meeting of Kaleyra (or validly execute and return and cause such consent to be granted with respect to), all of their shares of Parent Common Stock (subject to the right to be able to transfer a certain specified amount of shares) in favor of (A) the approval and adoption of the Merger Agreement and approval of the Merger, including the Merger, (B) against any action, agreement or transaction or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Kaleyra under the Merger Agreement or that would reasonably be expected to result in the failure of the Merger from being consummated and (C) each of the proposals and any other matters necessary or reasonably requested by Kaleyra for consummation of the Merger.

The foregoing descriptions of the related agreements and the transactions contemplated thereby are not complete and are subject to, and qualified in its entirety by reference to, the actual agreement, a copy of which has been filed with our Current Report on Form 8-K on February 23, 2021, the terms of which are incorporated herein by reference. See also “The Merger – Related Agreements.”

Separation and Distribution Agreement. Vivial and Spinco will enter into a Separation and Distribution Agreement immediately prior to the consummation of the Merger (the “Separation and Distribution Agreement”) which will memorialize the various rights and obligations of such parties in connection with the Separation. Pursuant to the Separation and Distribution Agreement, Vivial and SpinCo will agree, among other things, to (i) allocate and transfer those assets used in the SpinCo business and separately identified by such parties, along with any liabilities relating to, arising out of or resulting from the operation of the SpinCo business along with specified liabilities relating to operation of SpinCo business prior to the Distribution and, (ii) terminate certain intercompany contracts and liabilities and settle all intercompany receivables at the time of the Distribution. The Distribution shall occur prior to Closing so long as (a) the Reorganization has been completed and the conditions set forth in Article VI of the Merger Agreement, other than those conditions that, by their nature, are to be satisfied contemporaneously with the Distribution or the Merger. The foregoing description of the Separation and Distribution Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement. See also “The Merger – Related Agreements – Separation and Distribution Agreements.”

Transition Services Agreement. Simultaneously with the consummation of the Merger, SpinCo and Merger Sub will enter into a Transition Services Agreement (the “Transition Services Agreement”) pursuant to which SpinCo will agree to provide certain services related to the mGage business for a specified period of time in order to facilitate the transactions contemplated by the Merger. Merger Sub will further agree to pay a service fee specified for each service provided. The foregoing description of the Transition Services Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement. See “The Merger – Related Agreements – Transition Services Agreement.”

Impact of the Merger on the Company’s Public Float

It is anticipated that, upon completion of the Merger: (i) the Company’s existing public stockholders (other than the PIPE Investors and the Convertible Note Investors) will retain an ownership interest of approximately 44.3% in the Company; (ii) the PIPE Investors will own approximately 20.5% of the Company (such that public stockholders, including PIPE Investors, will own approximately 64.9% of the Company); and (iii) the former Vivial equity holders will own approximately 3.9% of the Company, not including any shares of Parent Common Stock that will be issuable upon conversion of the Convertible Notes or the exercise of any warrants. The PIPE Investors have agreed to purchase 8,400,000 shares of Parent Common Stock in the aggregate, for $105,000,000 of gross proceeds. The Convertible Note Investors have agreed to purchase an aggregate principal amount of $200,000,000 of Convertible Notes. The ownership percentage with respect to the Company following the Merger does not take into account (i) warrants to purchase Parent Common Stock that will remain outstanding immediately following the Merger, (ii) conversion of any of the Convertible Notes, or (iii) the issuance of any shares upon completion of the Merger under the Incentive Plan. If the actual facts are different than these assumptions, the percentage ownership retained by the Company’s existing stockholders in the Company as a result of the Merger will be different. For more information, please see the section entitled “Unaudited Pro Forma Combined Financial Information –Description of the Merger” on page 16.

Risk Factors

You should carefully review and consider the risk factors set forth under the section included as Item 1A in our Annual Report on Form 10-K for our fiscal year ended December 31, 2020 and Item 3 (Risk Factors) in our Registration Statement on Form S-4 filed with the SEC on April 5, 2021), each of which are incorporated herein by reference. The occurrence of one or more of the events or circumstances described in that section, alone or in combination with other events or circumstances, may have a material adverse effect on the ability of the Company and Vivial to complete the Merger and the Financing.

THE OFFERING

Issuer	Kaleyra Inc.

If the Merger is not consummated, the shares of Parent Common Stock registered pursuant to this prospectus will not be issued.

Parent Common stock offered by the Selling Stockholders	Up to 20,251,852 shares of Parent Common Stock, of which (i) 8,400,000 shares are expected to be issued pursuant to the terms of the PIPE Subscription Agreements in a private placement, and (ii) 11,851,852 shares will be issued upon conversion of our 6.125% Convertible Notes, each in connection with, and as part of the consideration for, the Merger.

Parent Common Stock to be outstanding after the consummation of this offering and the Merger (1)	41,307,336

Use of proceeds	We will not receive any of the proceeds from the sale of the shares of Parent Common Stock by the Selling Stockholders.

Market for shares of Parent Common Stock	Following the closing of the Merger, we expect that the newly issued shares of Parent Common Stock will be listed on the NYSE under the symbol “KLR.”

Risk factors	Any investment in the securities offered hereby is speculative and involves a high degree of risk. You should carefully consider the information set forth under “Risk Factors” and elsewhere in this prospectus and in our Annual Report on Form 10-K for our fiscal year ended December 31, 2020 and incorporated herein by reference.

(1)

Represents the number of shares of the Parent Common Stock outstanding at Closing assuming that (i) none of the shares of Parent Common Stock issuable upon conversion of our 6.125% Convertible Notes are issued, and (ii) that no additional shares have been issued pursuant to the Kaleyra Inc. 2019 Equity Incentive Plan (as amended).

SELECTED HISTORICAL FINANCIAL INFORMATION OF THE COMPANY

The following table contains summary historical financial data for the Company as of and for the years ended December 31, 2020 and 2019. The information below is only a summary and should be read in conjunction with our audited consolidated financial statements and the notes related thereto, which are included in our Annual Report on Form 10-K for our fiscal year ended December 31, 2020 and incorporated by reference herein.

	Year Ended December 31,
(in thousands, except share and per share data)	2020	2019
Statement of Operations Data:
Revenue	$147,368	$129,558
Cost of revenue	122,932	103,205

Gross profit	24,436	26,353

Operating expenses:
Research and development	9,745	5,310
Sales and marketing	12,866	6,031
General and administrative	28,195	17,431

Total operating expenses	50,806	28,772

Loss from operations	(26,370)	(2,419)
Other income, net	112	136
Financial expense, net	(1,475)	(439)
Foreign currency loss	(1,353)	(517)

Loss before income tax expense (benefit)	(29,086)	(3,239)
Income tax expense (benefit)	(2,276)	2,273

Net loss	$(26,810)	$(5,512)

Net loss per common share, basic and diluted	$(1.09)	$(0.48)

Weighted-average shares used in computing net loss per common share, basic and diluted	24,652,004	11,603,381

	As of December 31,
(in thousands)	2020	2019
Balance Sheet Data:
Cash and cash equivalents	$32,970	$16,103
Restricted cash	—	20,894
Total assets	118,502	117,404
Debt for forward share purchase agreements	483	34,013
Bank and other borrowings, current and noncurrent portion	42,772	23,698
Lines of credit	5,273	3,627
Notes payable, current and noncurrent portion	10,200	18,578
Total liabilities	125,931	156,178
Total stockholders’ equity (deficit)	(7,429)	(38,774)

SELECTED CONSOLIDATED HISTORICAL FINANCIAL AND OTHER INFORMATION OF VIVIAL NETWORKS

The following tables show selected historical financial information of Vivial Networks for the periods and as of the dates indicated. This information was derived from the audited financial statements of Vivial Networks for the two years ended December 31, 2020 and December 31, 2019. The information below is only a summary and should be read in conjunction with the section entitled “Vivial Networks’ Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vivial Networks.” included in our Registration Statement on Form S-4 filed with the SEC on April 5, 2021, incorporated by reference herein, as well as Vivial’s historical financial statements and the notes and schedules related thereto incorporated by reference from our Registration Statement on Form S-4 filed with the SEC on April 5, 2021.

VIVIAL NETWORKS LLC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In thousands)

	December 31,	December 31,
	2020	2019
Revenue	$141,274	$111,890
Operating expenses:
Cost of revenue (exclusive of certain depreciation and amortization expense included below)	89,906	72,727
Selling, general and administrative expense	24,112	24,526
Depreciation and amortization	3,496	3,843

Total operating expenses	117,514	101,096

Operating income	23,760	10,794
Other (income) expenses:
Interest (income)	(2)	(10)

Total other (income) expenses, net	(2)	(10)

Net income	$23,762	$10,804

VIVIAL NETWORKS LLC

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31, 2020	December 31, 2019
Working capital	$5,612	$4,876
Cash and cash equivalents	$27,839	$11,013
Property and equipment, net	$8,478	$9,281
Total assets	$69,032	$50,391
Total liabilities	$27,150	$25,319
Total member equity	$41,882	$25,072

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this prospectus.

The following tables show selected unaudited pro forma combined financial information about the financial condition and results of operations of the combined company after giving effect to the Transactions. The selected unaudited pro forma combined balance sheet data as of December 31, 2020 give effect to the Transactions as if they occurred on December 31, 2020. The selected unaudited pro forma combined statement of operations data for the year ended December 31, 2020 give effect to the Transactions as if they occurred on January 1, 2020.

The selected unaudited pro forma combined financial information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma combined financial information of the combined company appearing elsewhere in this prospectus and the accompanying notes to the unaudited pro forma combined financial information. Additionally, the unaudited pro forma combined financial information contains estimated adjustments, based upon available information and certain assumptions that we believe are reasonable under the circumstances. The assumptions underlying the pro forma adjustments are described in greater detail in the section entitled “Notes to the Pro Forma Combined Financial Information.” In addition, the unaudited pro forma combined financial information was based on, and should be read in conjunction with, the audited historical consolidated financial statements of Kaleyra and Vivial Networks as of and for the year ended December 31, 2020, which have been included in this prospectus. See the sections entitled “Unaudited Pro Forma Combined Financial Information” and “Where You Can Find More Information” for additional information.

	Historical		Pro forma
(in thousands, except share and per share data)	Kaleyra	Vivial Networks	Pro forma Combined
Revenue	$147,368	$141,274	$288,642
Cost of revenue	122,932	92,973	223,525

Gross profit	24,436	48,301	65,117

Operating expenses:
Research and development	9,745	12,943	22,688
Sales and marketing	12,866	5,761	26,645
General and administrative	28,195	5,608	37,653

Total operating expenses	50,806	24,312	86,986

Income (loss) from operations	(26,370)	23,989	(21,869)
Other income, net	112	—	112
Financial income (expense), net	(1,475)	2	(40,478)
Foreign currency income (loss)	(1,353)	(229)	(1,582)

Loss before income tax expense (benefit)	(29,086)	23,762	(63,817)
Income tax expense (benefit)	(2,276)	—	(6,506)

Net income (loss)	$(26,810)	$23,762	$(57,311)

Net loss per common share basic and diluted:	$(1.09)		$(1.65)

Weighted average common shares used in computing net loss per common share basic and diluted	24,652,004		34,652,004

	Historical		Pro forma
(in thousands)	Kaleyra	Vivial Networks	Pro forma Combined
Cash and cash equivalents	$32,970	$27,839	$121,820
Intangible assets, net	7,574	—	111,274
Goodwill	16,657	—	124,727
Total assets	118,502	69,032	463,984
Debt for forward share purchase agreements	483	—	483
Bank and other borrowings, current and noncurrent portion	42,772	—	42,772
Lines of credit	5,273	—	5,273
Notes payable, current and noncurrent portion	10,200	—	85,594
Total liabilities	125,931	27,150	347,955
Total stockholders’ equity (deficit)	(7,429)	41,882	116,029

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. All statements, other than statements of historical fact included in this prospectus, including those incorporated by reference from the Annual Report on Form 10-K for our fiscal year ended December 31, 2020, including, without limitation, statements in the section of the Annual Report entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” regarding the Company’s financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. Words such as “expect,” “believe,” “anticipate,” “intend,” “estimate,” “seek” and variations and similar words and expressions are intended to identify such forward-looking statements. Such forward-looking statements relate to future events or future performance, but reflect management’s current beliefs, based on information currently available. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. Actual results and stockholders’ value will be affected by a variety of risks and factors, including, without limitation, international, national and local economic conditions, merger, acquisition and Merger risks, financing risks, geo-political risks, acts of terror or war, and those risk factors described under “Item 1A. Risk Factors” of our Annual Report on Form 10-K for our fiscal year ended December 31, 2020. Many of the risks and factors that will determine these results and stockholders’ value are beyond the Company’s ability to control or predict. Except as expressly required by applicable securities law, the Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

All such forward-looking statements speak only as of the date of this prospectus. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. All subsequent written or oral forward-looking statements attributable to us or persons acting on the Company’s behalf are qualified in their entirety by this Special Note Regarding Forward-Looking Statements.

This prospectus contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. The words “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this prospectus include, but are not limited to, statements about the:

•	benefits from the Merger;

•	ability to complete an initial Merger, including the Merger;

•	future financial performance following the Merger;

•	success in retaining or recruiting, or changes required in, our officers, key employees or directors following an initial Merger;

•

officers and directors allocating their time to other businesses and potentially having conflicts of interest with the Company’s business or in approving our initial Merger, as a result of which they would then receive expense reimbursements;

•	public securities’ potential liquidity and trading; and

•	impact from the outcome of any known and unknown litigation.

Forward-looking statements in this prospectus include, but are not limited to, statements about Vivial or the business owned by Vivial known as mGage:

•	the financial and business performance of Vivial, including financial projections and business metrics and any underlying assumptions thereunder;

•	changes in Vivial’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

•	Vivial’s product development timeline and expected start of production;

•	the implementation, market acceptance and success of Vivial’s business model;

•	Vivial’s ability to scale in a cost-effective manner;

•	developments and projections relating to Vivial’s competitors and industry;

•	the impact of health epidemics, including the COVID-19 pandemic, on Vivial’s business and the actions Vivial may take in response thereto;

•	Vivial’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

•	expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

•	Vivial’s future capital requirements and sources and uses of cash;

•	Vivial’s ability to obtain funding for its operations;

•	Vivial’s business, expansion plans and opportunities; and

•	the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this prospectus, and current expectations, forecasts and assumptions, and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

In addition, statements that the Company or Vivial “believes” and similar statements reflect such parties’ beliefs and opinions on the relevant subject. These statements are based upon information available to such party as of the date of this prospectus, and while such party believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and these statements should not be read to indicate that either the Company or Vivial has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•	the outcome of any legal proceedings that may be instituted against the Company, Vivial or others following announcement of the Merger and the transactions contemplated in the Merger Agreement;

•

the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of the Company or Vivial or other conditions to closing in the Merger Agreement;

•	the ability to maintain the listing of the Parent Common Stock on the NYSE American following the Merger;

•	the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the Merger;

•

the ability to recognize the anticipated benefits of the Merger, which may be affected by, among other things, the ability of the Company to grow and manage growth profitably, maintain relationships with customers, compete within its industry and retain its key employees;

•	costs related to the proposed Merger;

•	changes in applicable laws or regulations;

•	the effect of the COVID-19 pandemic on the Company’s business;

•

the ability of the Company to execute its business model, including market acceptance of its planned products and services and achieving sufficient production volumes at acceptable quality levels and prices;

•	the Company’s ability to raise capital;

•	the possibility that the Company or Vivial may be adversely impacted by other economic, business, and/or competitive factors;

•	future exchange and interest rates; and

•

other risks and uncertainties indicated in this prospectus, including those under “Item 1A. Risk Factors” in our Annual Report on Form 10-K filed with respect to our fiscal year ended December 31, 2020, and other filings that have been made or will be made with the SEC by the Company.

RISK FACTORS

Pursuant to Item 12 of Form S-3, Item 1A (Risk Factors) of Kaleyra’s Annual Report on Form 10-K for its fiscal year ended December 31, 2020 as well as Item 3 of Kaleyra’s Form S-4 filed April 5, 2021 is incorporated herein by reference.

Certain of our warrants may be accounted for as a warrant liability and may be recorded at fair value upon issuance with changes in fair value each period reported in earnings, which may have an adverse effect on the market price of Parent Common Stock.

We have 373,692 warrants that were issued in private placements that occurred concurrently with our initial public offering (the “private warrants”). These private warrants and the shares of Parent Common Stock issuable upon the exercise of the private warrants are exercisable for cash or on a cashless basis, at the holder’s option, and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the private warrants are held by someone other than the initial purchasers or their permitted transferees, the private warrants will be redeemable by the Company and exercisable by such holders on the same basis as the warrants included in the units sold in the Company’s initial public offering, in which case the 373,692 private warrants could be redeemed by the Company for $3,737. Under U.S. GAAP, we are required to evaluate contingent exercise provisions of these warrants and then their settlement provisions to determine whether they should be accounted for as a warrant liability or as equity. Any settlement amount not equal to the difference between the fair value of a fixed number of our equity shares and a fixed monetary amount precludes these warrants from being considered indexed to our own stock, and therefore, from being accounted for as equity. As a result of the provision that the private warrants, when held by someone other than the initial purchasers or their permitted transferees, will be redeemable by the Company, the requirements for accounting for these warrants as equity are not satisfied. Therefore, we will account for these private warrants as a warrant liability and record (a) that liability at fair value, which we have determined as the same as the fair value of the warrants included in the units sold in the Company’s initial public offering, and (b) any subsequent changes in fair value as of the end of each period for which earnings are reported. As the fair value of the warrants is not considered material to the historical consolidated financial statements, it will be recorded in the consolidated financial statements for the quarter ended March 31, 2021. The impact of changes in fair value on earnings may have an adverse effect on the market price of Parent Common Stock.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Introduction

On February 18, 2021, Kaleyra and Vivial executed the Merger Agreement for the acquisition by Kaleyra of the business owned by Vivial known as mGage.

For the purpose of the preparation of this unaudited pro forma combined financial information the historical financial information of mGage has been derived from the audited historical consolidated financial statements of Vivial Networks LLC (“Vivial Networks”), a subsidiary of Vivial, which, together with its subsidiaries, substantially represents the operations of mGage.

The following unaudited pro forma combined financial information is based on the audited historical consolidated financial statements of Kaleyra as of and for the year ended December 31, 2020, and the audited historical consolidated financial statements of Vivial Networks as of and for the year ended December 31, 2020, as adjusted to give effect to the following transactions (together, the “Transactions”):

•	The Merger;

•	The issuance of PIPE Shares;

•	The issuance of the Convertible Notes;

•	The payment by Kaleyra of the Merger Consideration to Vivial equity holders (as further described below); and

•	The payment by Kaleyra of certain fees, expenses and other amounts associated with the Merger.

The unaudited pro forma combined balance sheet as of December 31, 2020 (the “pro forma combined balance sheet”) gives effect to the Transactions as if they had occurred on December 31, 2020. The unaudited pro forma combined statement of operations for the year ended December 31, 2020 (the “Pro forma combined statement of operations”) gives effect to the Transactions as if they had occurred on January 1, 2020.

The unaudited pro forma combined financial information does not necessarily reflect what the combined company’s financial condition or results of operations would have been, had the Merger occurred on the dates indicated. It also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial condition and results of operations of the combined company may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Kaleyra Inc.

Pro Forma Combined Balance Sheet

As of December 31, 2020

(Unaudited)

	Historical		Pro forma
(in thousands)	Kaleyra	Vivial Networks	Closing Cash Adjustment	Financing Adjustment	Merger Adjustment	Pro forma Combined
			Note 4	Note 5	Note 6
ASSETS
Current assets:
Cash and cash equivalents	$32,970	$27,839	$(27,839)	$287,000	$(198,150)	$121,820
Short-term investments	4,843	—	—	—	—	4,843
Trade receivables, net	43,651	31,224	—	—	—	74,875
Prepaid expenses	1,447	1,491	—	—	—	2,938
Other current assets	2,134	—	—	—	—	2,134

Total current assets	85,045	60,554	(27,839)	287,000	(198,150)	206,610
Property and equipment, net	6,726	8,478	—	—	—	15,204
Intangible assets, net	7,574	—	—	—	103,700	111,274
Goodwill	16,657	—	—	—	108,070	124,727
Deferred tax assets	703	—	—	—	3,669	4,372
Other long-term assets	1,797	—	—	—	—	1,797

Total Assets	$118,502	$69,032	$(27,839)	$287,000	$17,289	$463,984

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$51,768	$26,525	$—	$—	$—	$78,293
Debt for forward share purchase agreements	483	—	—	—	—	483
Notes payable due to related parties	7,500	—	—	—	—	7,500
Lines of credit	5,273	—	—	—	—	5,273
Current portion of bank and other borrowings	10,798	—	—	—	—	10,798
Deferred revenue	3,666	578	—	—	—	4,244
Payroll and payroll related accrued liabilities	3,292	—	—	—	—	3,292
Other current liabilities	5,988	—	—	—	—	5,988

Total current liabilities	88,768	27,103	—		—	115,871
Long-term portion of bank and other borrowings	31,974	—		—	—	31,974
Long-term portion of notes payable	2,700	—	—	75,394	—	78,094
Derivative liability	—	—	—	113,206	—	113,206
Deferred tax liabilities					6,274	6,274
Long-term portion of employee benefit obligation	1,886	—	—	—	—	1,886
Other long-term liabilities	603	47		—	—	650

Total liabilities	125,931	27,150	—	188,600	6,274	347,955

	Historical		Pro forma
(in thousands)	Kaleyra	Vivial Networks	Closing Cash Adjustment	Financing Adjustment	Merger Adjustment	Pro forma Combined
			Note 4	Note 5	Note 6
Stockholders’ equity (deficit):
Common stock	3	—	—	1	—	4
Additional paid-in capital	93,628	65,497	(27,839)	98,399	(9,450)	220,235
Treasury stock, at cost	(30,431)	—	—	—	—	(30,431)
Accumulated other comprehensive income (loss)	(2,826)	(225)	—	—	225	(2,826)
Accumulated deficit	(67,803)	(23,390)	—	—	20,240	(70,953)

Total stockholders’ equity (deficit)	(7,429)	41,882	(27,839)	98,400	11,015	116,029

Total Liabilities and Stockholders’ Equity (Deficit)	$118,502	$69,032	$(27,839)	$287,000	$17,289	$463,984

See accompanying notes to unaudited pro forma combined financial information.

Kaleyra Inc.

Pro Forma Combined Statement of Operations

For the year Ended December 31, 2020

(Unaudited)

	Historical		Pro forma
(in thousands, except share and per share data)	Kaleyra	Vivial Networks Reclassified	Financing Adjustment	Merger Adjustment	Pro forma Combined
		Note 3	Note 5	Note 6
Revenue	$147,368	$141,274	$—	$—	$288,642
Cost of revenue	122,932	92,973	—	7,620	223,525

Gross profit	24,436	48,301	—	(7,620)	65,117

Operating expenses:
Research and development	9,745	12,943	—	—	22,688
Sales and marketing	12,866	5,761	—	8,018	26,645
General and administrative	28,195	5,608	—	3,850	37,653

Total operating expenses	50,806	24,312	—	11,868	86,986

Income (loss) from operations	(26,370)	23,989	—	(19,488)	(21,869)
Other income, net	112	—	—	—	112
Financial income (expense), net	(1,475)	2	(39,005)	—	(40,478)
Foreign currency income (loss)	(1,353)	(229)	—	—	(1,582)

Income (loss) before income tax expense (benefit)	(29,086)	23,762	(39,005)	(19,488)	(63,817)
Income tax expense (benefit)	(2,276)	—	—	(4,230)	(6,506)

Net income (loss)	$(26,810)	$23,762	$(39,005)	$(15,258)	$(57,311)

Net loss per common share basic and diluted:	$(1.09)				$(1.65)

Weighted average common shares used in computing net loss per common share basic and diluted	24,652,004				34,652,004

See accompanying notes to unaudited pro forma combined financial information.

NOTES TO THE PRO FORMA COMBINED FINANCIAL INFORMATION

(Unaudited)

1.	Basis of Presentation

The unaudited pro forma combined financial information has been derived from the audited historical consolidated financial statements of Kalerya as of and for the year ended December 31, 2020 and the audited historical consolidated financial statements of Vivial Networks as of and for the year ended December 31, 2020. Certain Vivial Networks historical amounts have been reclassified to conform to the Kaleyra’s financial statement presentation.

The unaudited pro forma combined financial information has been prepared in accordance with Article 11 of Regulation S-X. In addition, the acquisition method of accounting for business combinations was used in accordance with Accounting Standards Codification 805, Business Combinations, with Kaleyra treated as the acquirer. Under the acquisition method of accounting, the fair value of the purchase consideration, will be determined as of the closing date of the Merger when Kaleyra obtains control of Vivial Networks. The purchase price will be allocated to the underlying assets acquired and liabilities assumed based on their respective fair values, with any excess purchase price allocated to goodwill. The preliminary pro forma purchase price allocation was based on the fair value of the estimated Merger Consideration (as described below) and preliminary estimates of the fair values of the acquired assets and liabilities assumed. In arriving at the estimated fair values, Kaleyra has considered the estimates of independent valuation professionals, which were based on preliminary and limited reviews of the assets related to mGage. Accordingly, the pro forma adjustments are preliminary, have been made solely for the purpose of providing pro forma financial combined information, and are subject to revision based on a final determination of fair values as of the closing of the Merger. Differences between these preliminary estimates and the final Merger accounting may have a material impact on the accompanying pro forma combined financial information and the post-Merger company’s future results of operations and financial position.

Kaleyra and Vivial have not had any historical relationship prior to the Merger. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

2.	The Merger

Estimated Merger Consideration

As per the Merger Agreement, the Merger Consideration shall consist of cash consideration and Parent Common Stock. In particular, the Common Stock Consideration shall be paid with the issuance of a total of 1,600,000 shares of Parent Common Stock. The remainder of the Merger Consideration shall be paid in cash (Cash Consideration).

The estimated Merger Consideration may be adjusted for customary adjustments in respect of the cash, indebtedness, and net working capital as of the closing of the Merger, as well as an adjustment on the basis of the stock price of Parent Common Stock as of the closing date of the Merger. These adjustments, if any, will affect the estimated Merger Consideration.

The following table summarizes the components of the estimated Merger Consideration:

(in thousands, except share data)	Shares	Kalerya share price as of March 15, 2021
Estimated Cash Consideration (1)			$195,000
Estimated fair value of Parent Common Stock to be issued to Vivial equity holders (2)	1,600,000	17.63	$28,208

Estimated Merger Consideration			$223,208

(1)	Amount subject to adjustment upon finalization of the net working capital adjustment.
(2)

1,600,000 shares of newly issued Parent Common Stock will be issued as pursuant to the Merger Agreement to the Vivial equity holders. For purposes of the unaudited pro forma combined balance sheet, the estimated value of Parent Common Stock for the Merger Consideration is based upon the $17.63 per share closing Parent Common Stock price as of March 15, 2021. The final Merger Consideration at closing may change materially from the amount shown. A 15% change in the closing price per share of Parent Common Stock would increase or decrease the estimated Merger Consideration by approximately $4,231,000.

Preliminary Purchase Price Allocation

The table below represents the preliminary purchase price allocation as if the Merger had been completed on December 31, 2020:

(in thousands)	As of December 31, 2020
Property and equipment	$8,478
Intangible assets (1)	103,700
Deferred tax assets on NOLs	25,446
Trade receivables	31,224
Prepaid expenses	1,491
Deferred tax liabilities on intangible assets	(28,051)
Accounts payable and other liabilities (current and non-current)	(26,572)
Deferred revenue	(578)

Net identifiable assets acquired	115,138
Goodwill	108,070

Net assets acquired	$223,208

(1)	Refer to Note 6 a. (ii) for information on the intangible assets acquired.

The preliminary purchase price allocation has been used to prepare the Merger pro forma adjustment (See Note 6). The purchase price allocation will be finalized following the effective date of the Merger when the valuation analysis is complete. The final allocation could differ materially from the preliminary allocation used in the Merger pro forma adjustment.

3.	Accounting Policies and Reclassifications

For the purpose of the preparation of this unaudited pro forma combined financial information, Kaleyra performed a preliminary assessment of Vivial Networks’ financial information to identify differences in accounting policies in financial statements presentation as compared to those of Kaleyra. At the time of preparing this unaudited pro forma combined financial information, Kaleyra has not identified all the proper reclassifications necessary to conform Vivial Networks’ accounting policies to Kaleyra’s accounting policies. Following the Merger, the combined company will finalize the review of accounting policies, which could be materially different from the amounts set forth in the unaudited pro forma combined financial information presented herein.

No reclassifications were made to present Vivial Networks’ balance sheet as of December 31, 2020 to conform with that of Kaleyra.

Refer to the table below for a summary of reclassifications made to present Vivial Networks’ statement of operations for the year ended December 31, 2020 to conform with that of Kaleyra:

(in thousands) Kaleyra Presentation	Vivial Networks Presentation	Historical Vivial Networks	Accounting policy and reclassification adjustments	Note	Historical Vivial Networks reclassified
Revenue	Revenue	$141,274	$—		$141,274
	Operating expenses:	—	—		—
Cost of revenue	Cost of revenue (exclusive of certain depreciation and amortization expenses included below)	89,906	3,067	(1)	92,973

Gross profit					48,301
Operating expenses:			—
Research and development		— —	12,943	(2)	12,943
Sales and marketing		— —	5,761	(3)	5,761
General and administrative	Selling, general and administrative expense	24,112	(18,504)	(4)	5,608
	Depreciation and amortization	3,496	(3,496)	(5)	—

Total operating expenses	Total operating expenses	117,514	(229)		24,312

Loss from operations	Operating income	23,760	229		23,989

	Other (income) expense:	—	—
Other income, net	Other (income)	—	—		—
Financial income (expense), net	Interest income	2	—		2
Foreign currency income (loss)	Interest expense	— —	(229)	(6)	(229)

	Total other expense, net	2	(229)

Loss before income tax expense (benefit)	Income (Loss) before income taxes	$23,762	—		$23,762
Income tax expense (benefit)	Income tax (benefit)	—			—

Net income	Net income	$23,762	$—		$23,762

(1)	Represents a reclassification of Depreciation and amortization to Cost of revenue.
(2)	Represents a reclassification of Selling, general and administrative expense to Research and development.
(3)	Represents a reclassification of Selling, general and administrative expense to Sales and marketing.
(4)	Includes a reclassification of Depreciation and amortization to General and administrative

(5)	Represents a reclassification of Depreciation and amortization to Cost of revenue and General and administrative.
(6)	Represents a reclassification of Selling, general and administrative expense to Foreign currency income (loss).

4.	Closing cash pro forma adjustment

As per the Merger Agreement, closing cash shall not exceed $7,000,000 and the final Cash Consideration will be adjusted for any residual cash amount. For the purpose of the preparation of the unaudited pro forma combined financial information, Kaleyra has assumed closing cash equal to zero and the estimated Cash Consideration equal to $195,000,000. Kaleyra has assumed the reduction of cash will be accounted for as an equity distribution. Vivial Networks final closing cash may differ from that presented in the pro forma combined financial information; the estimated Cash Consideration will be adjusted accordingly.

5.	Financing pro forma adjustment

The following summarizes the pro forma adjustments related to the Financing. Proceeds from the Financing include:

(i)

Proceeds from the issue and sale by Kaleyra (to be completed immediately prior to the closing of the Merger), of an aggregate of 8,400,000 shares of Parent Common Stock (the “PIPE Shares”) to certain institutional investors (the “PIPE Investors”) at $12.50 per share, pursuant to the subscription agreements dated February 18, 2021 (the “PIPE Subscription Agreements”); and

(ii)

Proceeds from the issue in a private placement (to be completed immediately prior to the closing of the Merger), of $200,000,000 aggregate principal amount of unsecured convertible notes (the “Notes”) to certain institutional investors. The Notes will bear interest at a rate of 6.125% per annum, payable semi-annually, and will be convertible into shares of Parent Common Stock at a conversion price of $16.875 per share in accordance with the terms of the indenture governing the Notes, and will mature five years after their issuance.

a. Financing pro forma adjustments to the Balance Sheet

i.	Pro forma adjustment to Cash and cash equivalents consists of the following:

(in thousands)	As of December 31, 2020
Proceeds from Parent Common Stock issued to the PIPE Investors	$105,000
Parent Common stock issuance costs	(6,600)
Proceeds from issuance of the Notes	200,000
Notes issuance costs	(11,400)

Net pro-forma adjustment to Cash and cash equivalents	$287,000

ii.	Pro forma adjustment to Long-term portion of notes payable consists of the following:

(in thousands)	As of December 31, 2020
Proceeds from issuance of the Notes	$200,000
Notes issuance costs (1)	(11,400)
Derivative liability value	(113,206)

Net pro forma adjustment to Long- term portion of notes payable	$75,394

(1)	Amortized over the contractual term of the Notes.

iii.

Pro forma adjustment to Derivative liability consists of $113,206,000 and reflects the bifurcation of: the conversion feature, the mandatory and voluntary redemption provisions and the interest make-whole provision.

iv.	Pro forma adjustment to Total stockholders’ equity (deficit) consists of the following:

(in thousands)	As of December 31, 2020
	Common Stock	Additional paid-in capital	Total stockholders’ equity
Proceeds from Parent Common Stock issued to the PIPE Investors	$1	$104,999	$105,000
Parent Common stock issuance costs	—	(6,600)	(6,600)

	$1	$98,399	$98,400

b. Financing pro forma adjustments to the Statement of Operations

i.	Pro forma adjustment to Financial expense, net consists of the following:

(in thousands)	Year ended December 31, 2020
Contractual interest expense on the Notes	$12,250
Amortization of the Notes issuance costs	2,906
Accretion expenses of the Notes discount	23,849

Financial expense, net	$39,005

No pro forma adjustment was recognized for the change in fair value of derivative related to the Notes, as it cannot be reasonably estimated.

No pro forma tax benefit has been reflected in connection with the pro forma adjustment on Financial expense, net as Kaleyra is in a net loss tax position and a valuation allowance would be established for the amount of any deferred tax assets.

6.	Merger pro forma adjustment

a. Merger pro forma adjustment to the Balance Sheet

i.	Pro forma adjustment to Cash and cash equivalents consists of the following:

(in thousands)	As of December 31, 2020
Estimated Cash Consideration (1)	$195,000
Estimated Merger expenses	3,150

Net pro forma adjustment to Cash and cash equivalents	$198,150

(1)	Amount subject to adjustment upon finalization of the net working capital adjustment.

ii.

Pro forma adjustment to Intangible assets, net to recognize the estimated fair value of intangible assets acquired consisting of customer relationships, developed technology and trade names that would have been recorded if the Merger occurred on December 31, 2020 consists of the following:

(in thousands)	As of December 31, 2020
Preliminary fair value of identifiable intangible assets:
Customer relationships	$57,400
Developed technology	38,100
Trade names	8,200

Total adjustment to Intangible assets, net	$103,700

The fair value estimates for identifiable intangible assets are preliminary and are based upon assumptions that market participants would use in pricing an asset. The calculated value is preliminary and subject to change could vary materially from the final purchase allocation.

iii.	Pro forma adjustment of $108,070,000 to Goodwill to recognize the resulting goodwill that would have been recorded if the Merger had been completed on December 31, 2020.

iv.

Pro forma adjustments of $28,051,000 to record deferred tax liabilities recognized on Intangible assets, net acquired in the Merger and of $25,466,000 to record deferred tax assets on Vivial federal net operating loss carryforwards (“NOLs”). Deferred tax assets and liabilities have been presented on a net basis, where applicable. The combined company’s ability to use NOLs to offset future taxable income for U.S. federal and state income tax purposes is subject to limitations. In general, under Section 382 of the U.S. Internal Revenue Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income. As of the date hereof, Kaleyra has not made a final determination of the ability to utilize all tax attributes, which determination will be subject to a formal Section 382 analysis upon consummation of the Merger.

v.	Pro forma adjustment to Total stockholders’ equity consists of the following:

	As of December 31, 2020
(in thousands)	Common Stock	Additional paid-in capital	Accumu- lated other comprehen- sive income (loss)	Accumulated deficit	Total stockholders’ equity
Shares of Parent Common Stock to be issued to Vivial equity holders	$—	$28,208	$—	$—	$28,208
Elimination of Vivial Networks’ historical equity, as adjusted to reflect the closing cash distribution		(37,658)	225	23,390	(14,043)
Estimated Merger expenses (1)	—	—	—	(3,150)	(3,150)

	$—	$(9,450)	$225	$20,240	$11,015

(1)	Represents estimated transactions expenses and fees incurred in connection with the Merger. These expenses will not affect the combined statement of operations beyond twelve months after the Merger.

b. Merger pro forma adjustment to the statement of operations

i.

Pro forma adjustment for amortization of Intangible assets, net is based on the estimated fair values of intangible assets acquired amortized over the respective estimated useful lives. The table below presents the pro forma adjustments for amortization for the year ended December 31, 2020:

(in thousands, except estimated useful life in years)	Estimated useful life (in years)	Estimated Fair Value	Year ended December 31, 2020
Customer relationships	9	$57,400	$6,378
Developed technology	5	38,100	7,620
Trade names	5	8,200	1,640

Pro forma adjustment for Amortization expense			$15,638

Amortization expense related to customer relationships and trade names has adjusted Sales and marketing; amortization expense related to developed technology has adjusted Cost of revenue.

ii.

Pro forma adjustment to record estimated transaction costs incurred in connection with the Merger for $3,150,000 and certain incremental insurance costs associated with the Merger for $700,000. The estimated Merger transaction costs will not affect the combined statements of operations beyond twelve months after the Merger.

iii.

Pro forma adjustment to record the income tax impacts of the pro forma adjustments for amortization using a statutory tax rate of 27.05%. This rate does not reflect the combined company’s effective tax rate, which may differ from the rates assumed for purposes of preparing these statements. The applicable statutory tax rates used for these unaudited pro forma combined financial statements will likely vary from the actual effective rates in periods as of and subsequent to the completion of the Merger.

7.	Pro forma loss per common share

Pro forma loss per common share for the year ended December 31, 2020 has been calculated based on the estimated weighted average number of common shares outstanding on a pro forma basis, as described below. The pro forma weighted average number of common shares outstanding has been calculated as if the shares issued in the Transactions had been issued and outstanding on January 1, 2020. The following table sets forth the computation of pro forma weighted average common and diluted shares outstanding for the year ended December 31, 2020:

Year ended December 31, 2020
Historical Kaleyra weighted average shares	24,652,004
Shares of Parent Common Stock issued to Vivial equity holders	1,600,000
Shares of Parent Common Stock issued to PIPE Investors	8,400,000

Pro forma weighted average shares used in computing net loss per share – basic and diluted	34,652,004

Kaleyra’s historical consolidated statement of operations for the year ended December 31, 2020 was in a net loss position, thus Kaleyra’s stock awards and outstanding warrants were excluded from the computation of diluted loss per share because their effect would have been anti-dilutive. There is no adjustment for the dilutive impact of stock awards and outstanding warrants in the pro forma combined financial information due to the combined results being in a net loss position.

***

THE MERGER

Structure of the Merger

On February 18, 2021, the Company, Merger Sub and Vivial entered into the Merger Agreement, pursuant to which the Company and Vivial will enter into the Merger whereby Merger Sub will merge with and into Vivial in the Merger, with Vivial surviving the Merger as a wholly owned subsidiary of the Company. The Merger Agreement contains customary representations and warranties, covenants, closing conditions, termination provisions and other terms relating to the Merger and the other transactions contemplated by the Merger Agreement. The Merger Agreement is summarized below.

The Merger will be consummated by the filing of a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware and will be effective immediately upon such filing or upon such later time as may be agreed by the parties and specified in the Certificate of Merger (the date and time of the filing of such Certificate of Merger (or such later time as may be agreed by each of the parties to the Merger Agreement and specified in such Certificate of Merger) being the “Effective Time”). The Certificate of Merger will be filed as promptly as practicable, but in no event later than three (3) business days, after the satisfaction or, if permissible, waiver of the closing conditions set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or, if permissible, waiver of such conditions at the Closing). The parties will hold the Closing immediately prior to the filing of the Certificate of Merger. The date on which the Closing shall occur is referred to as the Closing Date.

Agreement and Plan of Merger

The below description of the Merger Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, a copy of which is filed on our Current Report on Form 8-K filed with the SEC on February 23, 2021 and is incorporated by reference herein. Capitalized terms used but not otherwise defined herein will have the meanings given to them in the Merger Agreement. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Kaleyra, Vivial, mGage or Merger Sub. In particular, the assertions embodied in the representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about Kaleyra, Merger Sub or Vivial at the time they were made or otherwise and should only be read in conjunction with the other information that Kaleyra makes publicly available in reports, statements and other documents filed with the Securities and Exchange Commission (“SEC”).

The Merger

Pursuant to the terms of the Merger Agreement, Kaleyra will acquire mGage through the Merger of Merger Sub with and into Vivial, with Vivial surviving the merger as a wholly owned subsidiary of Kaleyra. In connection with the Merger, Vivial will form a wholly-owned subsidiary (“SpinCo”), into which it will transfer two other wholly-owned subsidiaries, Vivial Mobile LLC, a Delaware limited liability company, and Vivial Media LLC, a Colorado limited liability company, and its subsidiaries (the “Reorganization”). Following the Reorganization, Vivial will cause its stockholders to receive on a pro rata basis 100% of the shares of SpinCo common stock (the “Distribution”, and the Distribution together with the Reorganization is referred to as the “Separation”). As a result of and following the Separation, Vivial will solely own the business of mGage immediately prior to the consummation of the Merger.

At the Effective Time, each share of Vivial Common Stock issued and outstanding immediately prior to the Effective Time (including shares of Vivial Common Stock resulting from the conversion of restricted stock units prior to the Effective Time) will be cancelled and converted into and will thereafter represent the right to receive, without interest, in accordance with a schedule to be delivered by Vivial prior to the closing of the Merger, (i) the Estimated Per Share Merger Consideration plus (ii) such share’s Allocable Share of any Adjustment Amount distributed pursuant to the Merger Agreement and Adjustment Escrow Amount in accordance with an escrow agreement to be established for the Adjustment Escrow Amount plus (iii) its Allocable Share of any amount from the Stockholder Representative Expense Fund distributed.

The Merger Consideration means an amount equal to (a) $195,000,000 minus (b) the amount of the Closing Debt plus (c) the amount of the Closing Cash plus (d) if the Closing Net Working Capital exceeds $7,500,000 (the “Net Working Capital Target”), the amount of such excess minus (e) if the Net Working Capital Target exceeds the Closing Net Working Capital, the amount of such excess minus (f) the Closing Company Transaction Expenses plus (g) $20,000,000 (the “Parent Common Stock Consideration Amount”); provided, however, in no event shall Closing Cash exceed $7,000,000 (the “Maximum Closing Cash Amount”). The “Estimated Merger Consideration” is the estimated calculation of the Merger Consideration that will be made by Vivial two business days prior to the anticipated date of closing of the Merger (the “Closing Date”) using the formula set forth in the prior sentence. The “Estimated Per Share Merger Consideration” means an amount equal to (x) the Closing Payment divided by (y) the aggregate number of shares of Vivial Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held in the Vivial’s treasury or by Kaleyra or Merger Sub). The “Closing Payment” means the Estimated Merger Consideration minus $2,000,000 (the “Adjustment Escrow Amount”) minus $500,000 (the “Stockholder Representative Expense Fund”). “Final Merger Consideration” means the Merger Consideration finally determine by the parties following the adjustment process specified in the Merger Agreement.

The “Closing Cash” means the cash outstanding of Vivial, mGage and the other subsidiaries of Vivial that remain following the Separation at 11:59 p.m. Eastern Daylight Time on the date immediately preceding the Closing Date. The “Closing Debt” means the aggregate indebtedness outstanding of Vivial, mGage and the other subsidiaries of Vivial that remain following the Separation at 11:59 p.m. Eastern Daylight Time on the date immediately preceding the Closing Date. The “Closing Net Working Capital” means the Net Working Capital of Vivial, mGage and the other subsidiaries of Vivial that remain following the Separation at 11:59 p.m. Eastern Daylight Time on the date immediately preceding the Closing Date. “Net Working Capital” means: (a) current assets minus (b) current liabilities (including uncleared checks written by Vivial, mGage and the other subsidiaries of Vivial that remain following the Separation), in each case determined in accordance with Vivial’s accounting principles. For the avoidance of doubt, Net Working Capital shall exclude long term assets and liabilities, and any items of Indebtedness, income taxes, deferred tax assets and liabilities, cash, Closing Company Transaction Expenses, and intercompany balances among Vivial, mGage and any of Vivial’s wholly owned subsidiaries that remain following the Separation.

The “Closing Company Transaction Expenses” means the Company Transaction Expenses outstanding on the Closing Date to the extent not paid by Vivial at 11:59 p.m. Eastern Daylight Time on the date immediately preceding the Closing Date. “Company Transaction Expenses” means all (a) expense reimbursement payable to any other bidders of the transactions contemplated by the Merger Agreement, (b) fees, costs, charges, expenses and obligations payable to Vivial’s advisors and other fees, costs, charges, expenses and obligations of professional service firms incurred by Vivial, mGage and the other subsidiaries of Vivial that remain following the Separation in connection with the transactions contemplated by the Merger Agreement, the Separation and Distribution Agreement and the Distribution and Reorganization, in each case to the extent unpaid as of the Closing Date, (c) the amount of the aggregate of the Employee Payments, and all employer taxes related thereto, (d) the cost of terminating in full all obligations or liabilities under any advisory or similar affiliate agreements (if any), (e) all transfer taxes allocable to SpinCo under the Merger Agreement, (f) 50% of all other transfer taxes not expressly allocable to SpinCo, (g) 50% of the costs fees and expenses of obtaining, and relating to, a tail director and officer insurance policy, and (h) 50% of the fees to be paid for antitrust review of the Merger; provided, that Company Transaction Expenses shall not include any amounts (i) to the extent included in the calculation of the Adjustment Amount as Closing Debt, (ii) to the extent included as current liabilities in the calculation of Net Working Capital and (iii) any fees or expenses incurred by or on behalf of Kaleyra or Merger Sub in connection with the transactions contemplated by the Merger Agreement or any other transaction document, whether or not billed or accrued (including any fees and expenses of legal counsel, financial advisors, investment bankers, brokers and accountants of Kaleyra or Merger Sub). The “Employee Payments” means, without duplication, in respect of Vivial, mGage and the other subsidiaries of Vivial that remain following the Separation any payments in respect of (a) severance, change in control, retention, transaction or similar bonus, termination or similar amounts payable and (b) any payments in respect of equity-based compensation (including any profits interests), in each case of clause (a) or (b), payable to any person solely in connection with the closing of the Merger to the extent due and payable as of such closing.

The Parent Common Stock Consideration Amount shall be paid with the issuance of such number of shares of Vivial Common Stock equal to (a) the Parent Common Stock Consideration Amount, divided by (b) $12.50, or a total of 1,600,000 shares of Parent Common Stock. The remainder of the Merger Consideration shall be paid in cash.

The Closing

The Closing of the Merger will occur as promptly as practicable, but in no event later than two business days, after the satisfaction or, if permissible, waiver of the conditions set forth in the Merger Agreement.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (a) entity organization, formation and authority, (b) capital structure, (c) authorization to enter into the Merger Agreement, (d) licenses and permits, (e) taxes, (f) financial statements, (g) real property, (h) material contracts, (i) title to assets, (j) absence of changes, (k) employee matters, (l) compliance with laws, (m) litigation, (n) transactions with affiliates and (o) regulatory matters.

Covenants

The Merger Agreement includes customary covenants of the parties with respect to the operation of their respective businesses prior to the consummation of the Merger and efforts to satisfy the conditions to consummation of the Merger. The Merger Agreement also contains additional covenants of the parties, including, among others, covenants providing for Kaleyra and Vivial to use their reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with Vivial, mGage and the other subsidiaries of Vivial that remain following the Separation as set forth in the Merger Agreement necessary for the consummation of the Merger and to fulfill the conditions to the Merger, and for the preparation and filing of this registration statement on Form S-4 (the “Registration Statement”) relating to the Merger and containing a proxy statement of Kaleyra. Kaleyra also agreed that, from and after the closing of the Merger, neither Kaleyra, nor Vivial, mGage and the other subsidiaries of Vivial that remain following the Separation nor any of their respective affiliates shall use the name “Vivial.” Prior to or at the Closing, Kaleyra shall use commercially reasonable efforts to obtain and bind an insurance policy in connection with the representations and warranties made by Vivial and the other provisions set forth in the Merger Agreement.

Vivial Exclusivity Restrictions

Pursuant to the terms of the Merger Agreement, from the date of the Merger Agreement to the closing of the Merger or, if earlier, the termination of the Merger Agreement in accordance with its terms, Vivial has agreed, among other things, not to, directly or indirectly, (i) encourage, initiate, facilitate or engage in discussions or negotiations with, or enter into any proposal to acquire or merge with Vivial, mGage or the other subsidiaries of Vivial that remain following the Separation (an “Acquisition Proposal”), (ii) enter into or consummate any agreement with respect to any Acquisition Proposal or enter into any agreement requiring it to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement or (iii) participate or engage in any way in any discussions or negotiations with, or furnish any information to, any person in connection with, or the making of any proposal that constitutes, or any would otherwise reasonably be expected to result in the making of, an Acquisition Proposal. Notwithstanding the foregoing, Vivial shall be permitted to engage in discussions or negotiations with respect to the Separation and Distribution or in disposition transactions with respect to SpinCo.

Conditions to Closing

The consummation of the Merger is subject to the fulfillment of certain conditions, as described in greater detail below.

Mutual Conditions

Under the terms of the Merger Agreement, the obligations of Vivial, Kaleyra and Merger Sub to consummate the Merger, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the closing of the Merger of the following conditions: (i) the stockholders of Vivial shall have delivered their written consent approving the Merger to Kaleyra; (ii) the proposals required under the continued listing standards of the NYSE American to obtain the approval by Kaleyra’s stockholders of the issuance of Parent Common Stock that will be issued or issuable as part of the Financing (as defined below) and the Parent Common Stock Merger Consideration shall have been approved and adopted by the requisite affirmative vote of the stockholders of Kaleyra in accordance with the Proxy Statement, the Delaware General Corporation Law, Kaleyra’s Amended and Restated Certificate of Incorporation and Bylaws, and the rules and regulations of the NYSE American; (iii) all required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1979, as amended (the “HSR Act”) shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and any pre-Closing approvals or clearances reasonably required thereunder shall have been obtained; (iv) the Reorganization and the Distribution shall have been consummated; (v) no governmental authority shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; (vi) all consents, approvals and authorizations set forth in the Merger Agreement shall have been obtained from and made with all governmental authorities; (vi) the Registration Statement shall have been declared effective under the Securities Act of 1933, as amended (the “Securities Act”), no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or threatened by the SEC; (vii) the shares of Parent Common Stock shall have been listed on the NYSE American as of the Closing Date.

Kaleyra Conditions to Closing

Additionally, under the terms of the Merger Agreement, the obligations of Kaleyra and Merger Sub to consummate the Merger are subject to the satisfaction or waiver (where permissible) at or prior to the closing of the Merger of, among other customary closing conditions, (i) conditions pertaining to the accuracy of the representations and warranties made by Vivial; (ii) the performance by Vivial of its covenants ; and (iii) Kaleyra having received at the closing of the Merger all of the documents and certificates required to be delivered by Vivial.

Vivial Conditions to Closing

Additionally, under the terms of the Merger Agreement, the obligations of Vivial to consummate the Merger are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of, among other customary closing conditions, (i) conditions pertaining to the accuracy of the representations and warranties made by Kaleyra and Merger Sub; (ii) the performance by Kaleyra and Merger Sub of each of their covenants ; and (iii) Vivial having received at the closing of the Merger all of the documents and certificates required to be delivered by Kaleyra and Merger Sub.

Termination

The Merger Agreement allows the parties to terminate the agreement if certain conditions described in the Merger Agreement are satisfied. Additionally, under the Merger Agreement, in certain circumstances, if Kaleyra terminates the Merger Agreement, it will be obligated to pay to Vivial, as liquidated damages in connection with any such termination, a fee in an amount equal to $11,825,000.

Related Agreements

Stockholder Support Agreement

Kaleyra and two stockholders of Vivial owning a majority of the Vivial Common Stock (the “Key Company Stockholders”), concurrently with the execution and delivery of the Merger Agreement, have entered into the Stockholder Support Agreement (the “Stockholder Support Agreement”), pursuant to which such Key Company Stockholders have agreed, among other things, to vote all of their shares of Vivial Common Stock in favor of the Merger Agreement and the Merger. The foregoing description of the Stockholder Support Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, a copy of which is filed with the Company’s Current Report on Form 8-K filed February 23, 2021 as Exhibit 10.1, and the terms of which are incorporated herein by reference.

Parent Insider Support Agreement

Vivial and those stockholders of Kaleyra identified in the Parent Insider Support Agreement, concurrently with the execution and delivery of the Merger Agreement, have entered into the Parent Insider Support Agreement (the “Parent Insider Support Agreement”), pursuant to which the stockholders of Kaleyra who entered into such agreement have agreed, among other things, to vote (or execute and return an action by written consent), or cause to be voted at the stockholders’ meeting of Kaleyra (or validly execute and return and cause such consent to be granted with respect to), all of their shares of Parent Common Stock (subject to the right to be able to transfer a certain specified amount of shares) in favor of (A) the approval and adoption of the Merger Agreement and approval of the Merger, including the Merger, (B) against any action, agreement or transaction or proposal that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Kaleyra under the Merger Agreement or that would reasonably be expected to result in the failure of the Merger from being consummated and (C) each of the proposals and any other matters necessary or reasonably requested by Kaleyra for consummation of the Merger. The foregoing description of the Parent Insider Support Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, a copy of which is filed with the Company’s Current Report on Form 8-K filed February 23, 2021 as Exhibit 10.2, and the terms of which are incorporated herein by reference.

Separation and Distribution Agreement

In connection with the Merger, Vivial will form a wholly-owned subsidiary (“SpinCo”), into which it will transfer two other wholly-owned subsidiaries, Vivial Mobile LLC, a Delaware limited liability company, and Vivial Media LLC, a Colorado limited liability company, and its subsidiaries (the “Reorganization”). Following the Reorganization, Vivial will cause its stockholders to receive on a pro rata basis 100% of the shares of SpinCo common stock (the “Distribution”, and the Distribution together with the Reorganization is referred to as the “Separation”). As a result of and following the Separation, Vivial will solely own the business of mGage immediately prior to the consummation of the Merger. Vivial and SpinCo will enter into the Separation and Distribution Agreement immediately prior to the consummation of the Merger (the “Separation and Distribution

Agreement”) which will memorialize the various rights and obligations of such parties in connection with the Separation. Pursuant to the Separation and Distribution Agreement, Vivial and SpinCo will agree, among other things, to (i) allocate and transfer those assets used in the SpinCo business and separately identified by such parties, along with any liabilities relating to, arising out of or resulting from the operation of the SpinCo business along with specified liabilities relating to operation of SpinCo’s business prior to the Distribution, (ii) terminate certain intercompany contracts and liabilities and settle all intercompany receivables at the time of the Distribution. The Distribution shall occur prior to Closing so long as (a) the Reorganization has been completed and the conditions set forth in Article VI of the Merger Agreement, other than those conditions that, by their nature, are to be satisfied contemporaneously with the Distribution or the Merger. The foregoing description of the Separation and Distribution Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, which will be entered into immediately prior to, and in connection with, the Closing.

Transition Services Agreement

Simultaneously with the consummation of the Merger, SpinCo and Merger Sub will enter into a Transition Services Agreement (the “Transition Services Agreement”) pursuant to which SpinCo will agree to provide certain services related to the mGage business for a specified period of time in order to facilitate the transactions contemplated by the Merger. Merger Sub has further agreed to pay a service fee specified for each service provided. The foregoing description of the Transition Services Agreement and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the actual agreement, which will be entered into immediately prior to, and in connection with, the Closing.

The Financing

In support of the consummation of the Merger, on February 18, 2021, Kaleyra entered into the PIPE Subscription Agreements, each dated February 18, 2021, with certain institutional investors (the “PIPE Investors”), pursuant to which, among other things, Kaleyra agreed to issue and sell, in private placements to close immediately prior to the closing of the Merger, an aggregate of 8,400,000 shares (the “PIPE Shares”) of Parent Common Stock to the PIPE Investors at $12.50 per share, and Kaleyra also entered into Convertible Note Subscription Agreements, each dated February 18, 2021, with certain institutional investors (the “Convertible Note Investors”), pursuant to which Kaleyra agreed to issue and sell, in private placements to close immediately prior to the closing of the Merger, $200,000,000 aggregate principal amount of unsecured convertible notes (the “Convertible Notes”). The issuance of the Convertible Notes, together with the issuance of the PIPE Shares, constitutes the “Financing”.

PIPE Subscription Agreement

The obligations to consummate the subscriptions under the PIPE Subscription Agreements are conditioned upon, among other things, all conditions precedent to the closing of the transactions contemplated by the Convertible Note Subscription Agreements (as defined below) having been satisfied or waived, and the closing of the transaction contemplated by the PIPE Subscription Agreements occurring concurrently with the closing of the transactions contemplated by the Convertible Note Subscription Agreements.

Pursuant to the PIPE Subscription Agreements, Kaleyra agreed that, prior to the closing of the Merger, Kaleyra will file with the SEC (at Kaleyra’s sole cost and expense) a registration statement registering the resale of the PIPE Shares (the “Resale Registration Statement”), and Kaleyra will use its commercially reasonable efforts to have the Resale Registration Statement declared effective upon the closing of the Merger, but no later than 60 calendar days (or 90 calendar days if the SEC notifies Kaleyra that it will not review the Resale Registration Statement) after the closing of the Merger, subject to customary conditions and covenants.

The foregoing description of the PIPE Subscription Agreements and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the agreed upon form of PIPE

Subscription Agreements, a copy of which is filed with our Current Report on Form 8-K filed February 18, 2021 as Exhibit 10.3, and the terms of which are incorporated herein by reference.

Note Subscription Agreements and Indenture

On February 18, 2021, Kaleyra also entered into the Convertible Note Subscription Agreements, each dated February 18, 2021, with certain institutional investors (the “Note Investors”), pursuant to which Kaleyra agreed to issue and sell, in a private placements to close immediately prior to the closing of the Merger, $200,000,000 aggregate principal amount of unsecured Convertible Notes. The Convertible Notes are to be issued under an indenture to be entered into in connection with the closing of the Merger, between Kaleyra and Wilmington Trust, National Association, a national banking association, in its capacity as trustee thereunder (the “Indenture”). The Convertible Notes will bear interest at a rate of 6.125% per annum, payable semi-annually, and be convertible into shares of Parent Common Stock at a conversion price of $16.875 per share of Parent Common Stock in accordance with the terms of the Indenture, and will mature five years after their issuance.

Kaleyra may, at its election, force conversion of the Convertible Notes after (i) first anniversary of the issuance of the Convertible Notes, subject to a holder’s prior right to convert, if the last reported sale price of the Parent Common Stock exceeds 150% of the conversion price for at least 20 trading days during the period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter and (ii) the second anniversary of the issuance of the Convertible Notes, subject to a holder’s prior right to convert, if the last reported sale price of the Parent Common Stock exceeds 130% of the conversion price for at least 20 trading days during the period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter. Following certain corporate events that occur prior to the maturity date or if Kaleyra forces a mandatory conversion, Kaleyra will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Convertible Notes in connection with such a corporate event or has its Convertible Notes mandatorily converted, as the case may be. In addition, in the event that a holder of the Convertible Notes elects to convert its Convertible Notes prior to the third anniversary of the issuance of the Convertible Notes, Kaleyra will be obligated to pay an amount equal to twelve months of interest, or if on or after such third anniversary of the issuance of the Convertible Notes, any remaining amounts that would be owed to, but excluding, the fourth anniversary of the issuance of the Convertible Notes (the “Interest Make-Whole Payment”). The Interest Make-Whole Payment will be payable in cash or shares of the Parent Common Stock as set forth in the Indenture.

Kaleyra will be obligated to register the shares issuable upon conversion of the Convertible Notes. Kaleyra agreed that, prior to the consummation of the Merger (the “Convertible Note Resale Registration Filing Deadline”), Kaleyra will file with the SEC a registration statement (the “Convertible Note Resale Registration Statement”) registering the resale of the shares of Parent Common Stock issuable upon conversion of the Convertible Notes (the “Convertible Note Registrable Securities”), and Kaleyra will use its commercially reasonable efforts to have the Convertible Note Resale Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the 60th calendar day (or 90th calendar day if the SEC notifies Kaleyra that it will “review” the Convertible Note Resale Registration Statement) following the Convertible Note Resale Registration Filing Deadline.

The foregoing description of the Convertible Note Subscription Agreements, the Indenture and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the agreed upon form of Convertible Note Subscription Agreements and Indenture, copies of which are filed with Kaleyra’s Current Report on Form 8-K dated February 18, 2021 as Exhibits 10.4 and 10.5, respectively, and the terms of which are incorporated herein by reference.

Total Company Shares Following the Merger and the Financing

We anticipate that, upon completion of the Merger and the Financing, the ownership of the Company will be as follows1:

•	the former Vivial equity holders will own 1,600,000 shares of Parent Common Stock, representing a 3.9% interest;

•	there will be 12,879,345 Insider Shares issued to our directors and our executive officers or any of their affiliates, representing a 31.2% interest;

•	the existing public stockholders will own 18,427,991 shares of Parent Common Stock, representing a 44.6% interest; and

•	the PIPE Investors will own 8,400,000 shares of Parent Common Stock, representing a 20.3% interest.

The ownership percentage with respect to the Company following the Merger and the Financing does not take into account (i) warrants to purchase Parent Common Stock that will remain outstanding immediately following the Merger, (ii) conversion of any of the Convertible Notes or (iii) the issuance of any shares upon completion of the Merger under the Incentive Plan. If the actual facts are different than these assumptions, the percentage ownership retained by the Company’s existing stockholders in the Company will be different. As a result of the Merger, the economic and voting interests of our public stockholders will decrease.

Please read “Unaudited Pro Forma Condensed Combined Financial Information” for further information.

Board of Directors of Vivial Following the Merger

Upon the Closing Date, we anticipate that the Vivial Board will consist of the members of the Board of Merger Sub, all of whom are current officers of the Company.

For information on our current Board, please see Item 10 (Directors, Executive Officers and Corporate Governance) in our Annual Report on Form 10-K for our fiscal year ended December 31, 2020 filed with the SEC on March 16, 2021.

Accounting Treatment

The Merger will be accounted for as an acquisition of Vivial by the Company under the acquisition method of accounting in accordance with U.S. GAAP. For additional information, see note 1 in “Unaudited Pro Forma Combined Financial Information.”

Name; Headquarters

Following the Closing, Vivial Inc. will change its name to mGage Group Holdings Inc. and will be a wholly-owned subsidiary of Kaleyra Inc. The headquarters of the Company will remain at Via Marco D’Aviano, 2, Milano MI, Italy.

[1]	The aggregate number of shares of Parent Common Stock outstanding will be 41,307,336 shares.

SELLING STOCKHOLDERS

The Parent Common Stock being offered by the Selling Stockholders are those previously issued to the Selling Stockholders, and those issuable to the Selling Stockholders, upon exercise of the Convertible Notes. We are registering the shares of Parent Common Stock in order to permit the Selling Stockholders to offer the shares for resale from time to time. For additional information regarding the issuance of those shares of Parent Common Stock see “The Merger—Financing” above. Except as disclosed in the footnotes, the Selling Stockholders have not had any material relationship with us within the past three years.

The shares of Parent Common Stock to be issued to the PIPE Investors covered by this prospectus will be acquired by the PIPE Investors concurrently with, or immediately prior to, the Closing. The Convertible Notes will be convertible into shares of Parent Common Stock at a conversion price of $16.875 per share of Parent Common Stock in accordance with the terms of the Indenture, and will mature five years after their issuance. In addition, Kaleyra may, at its election, force conversion of the Convertible Notes after (i) first anniversary of the issuance of the Convertible Notes, subject to a holder’s prior right to convert, if the last reported sale price of the Parent Common Stock exceeds 150% of the conversion price for at least 20 trading days during the period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter and (ii) the second anniversary of the issuance of the Convertible Notes, subject to a holder’s prior right to convert, if the last reported sale price of the Parent Common Stock exceeds 130% of the conversion price for at least 20 trading days during the period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter. See “The Merger – The Financing” for additional information regarding the terms relating to the issuance of the PIPE Shares and conversion of the Convertible Notes into shares of Parent Common Stock.

The table below lists the Selling Stockholders and other information regarding the beneficial ownership of the shares of Parent Common Stock by each of the Selling Stockholders. The second column lists the number of shares of Parent Common Stock beneficially owned by each Selling Stockholder, based on its ownership of the shares of Parent Common Stock and any derivative securities convertible into shares of Common Stock, as of May 1, 2021, assuming conversion of all Convertible Notes held by the Selling Stockholders on that date, without regard to any limitations on convertibility.

The third column lists the shares of Parent Common Stock being offered by this prospectus by the Selling Stockholders.

In accordance with the terms of the PIPE Subscription Agreement or Convertible Note Subscription Agreement (together with the Indenture), as the case may be, this prospectus generally covers the resale of the sum of the maximum number of shares of Common Stock issuable to the PIPE Investors and upon the conversion of the Convertible Notes, determined as if the outstanding PIPE Shares are issued, and the Convertible Notes converted in full, as applicable, as of the trading day immediately preceding the date this registration statement was initially filed with the SEC, each as of the trading day immediately preceding the applicable date of determination. The fourth column assumes the sale of all of the shares offered by the Selling Stockholders pursuant to this prospectus.

The Selling Stockholders are not making any representation that any shares of Parent Common Stock covered by this prospectus will be offered for sale. Because each Selling Stockholder may dispose of all, none or some portion of the shares of Parent Common Stock covered by this prospectus, no estimate can be given as to the number of shares that will be beneficially owned by a Selling Stockholder upon termination of this offering. In addition, the Selling Stockholders may have sold, transferred or otherwise disposed of their shares of Parent Common Stock in transactions exempt from the registration requirements of the Securities Act after the date on which the information in the table is presented. For purposes of the table below, however, we have assumed that after termination of this offering, none of the shares of Parent Common Stock registered for resale under this prospectus will be beneficially owned by the Selling Stockholders, and we have further assumed that the Selling

Stockholders will not acquire beneficial ownership of any additional shares of Parent Common Stock during this offering.

To our knowledge, the Selling Stockholders have held no position or office or had any other material relationship with us or any of our affiliates or predecessors during the past three years.

Subject to certain limitations, the Company is entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require any Selling Stockholder not to sell under the Registration Statement or to suspend the effectiveness thereof, if the negotiation or consummation of a transaction by the Company or its subsidiaries is pending or an event has occurred, which negotiation, consummation or event, the Company’s Board of Directors reasonably believes, upon the advice of external legal counsel, would require additional disclosure by the Company in the Registration Statement of material information that the Company has a bona fide business purpose for keeping confidential and the non-disclosure of which in the Registration Statement would be expected, in the reasonable determination of the Company’s Board of Directors, upon the advice of external legal counsel, to cause the Registration Statement to fail to comply with applicable disclosure requirements. See the forms of PIPE Subscription Agreement and the Convertible Note Subscription Agreement included as Exhibits 10.3 and 10.4, respectively, to the Company’s Current Report on Form 8-K as filed with the SEC on February 23, 2021 and incorporated by reference herein. The number of shares in the second column does not reflect this limitation. The Selling Stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholder	Shares of Parent Common Stock Beneficially Owned Before Sale of Shares Offered Hereby[1]		Maximum Number of shares of Parent Common Stock to be Sold Pursuant to this Prospectus[1]	Number of shares of Parent Common Stock Owned after sale of all shares offered hereby
	Number	%[2]
3i, LP3	80,000	*	80,000	0
Altium Growth Fund, LP4	640,000	1.5%	640,000	0
Arbitrage Fund[5]	343,479	*	343,479	0
Arkansas Teacher Retirement System[6]	112,296	*	112,296	0
Baptist Health South Florida Inc[7]	23,111	*	23,111	0
Bancroft Fund Ltd.[8]	100,740	*	100,740	0
BEMAP Master Fund Ltd[9]	26,000	*	26,000	0
Bespoke Alpha MAC MIM LP10	26,703	*	26,703	0
Context Partners Master Fund LP.[11]	653,333	1.6%	653,333	0
CVI Investments, Inc.[12]	400,000	*	400,000	0
DBSO TRG Fund (A) L.P.[13]	154,485	*	154,485	0
DCIG Capital Master Fund LP14	154,951	*	154,951	0
D. E. Shaw Valence Portfolios, L.L.C.[15]	296,296	*	296,296	0
Drawbridge DSO Securities LLC[16]	1,031,173	2.5%	1,031,173	0
Drawbridge OSO Securities LLC[17]	543,991	1.3%	543,991	0
DS Liquid Div RVA MON LLC[18]	163,740	*	163,740	0
Ellsworth Growth & Income Fund Ltd.[19]	117,037	*	117,037	0
Fir Tree Capital Opportunity Master Fund III, LP20	412,840	*	412,840	0
Fir Tree Capital Opportunity Master Fund, LP21	259,752	*	259,752	0
Fortress Vintage Securities Fund LP22	270,350	*	270,350	0
GAMCO International SICAV – GAMCO Convertible Securities[23]	5,925	*	5,925	0
Glazer Enhanced Fund, LP24	42,578	*	42,578	0
Glazer Enhanced Offshore Fund, Ltd.[25]	107,817	*	107,817	0
Greentree Financial Group, Inc.[26]	80,000	*	80,000	0
Harbert Stoneview Master Fund, Ltd.[27]	317,037	*	317,037	0

Name of Selling Stockholder	Shares of Parent Common Stock Beneficially Owned Before Sale of Shares Offered Hereby[1]		Maximum Number of shares of Parent Common Stock to be Sold Pursuant to this Prospectus[1]	Number of shares of Parent Common Stock Owned after sale of all shares offered hereby
	Number	%[2]
Harbert Stoneview Opportunity Fund I, LP28	79,259	*	79,259	0
Hartford Growth Fund Limited[29]	800,000	1.3%	800,000	0
Highbridge Convertible Dislocation Fund, L.P.[30]	342,518	*	342,518	0
Highbridge Tactical Credit Master Fund, L.P31	934,518	2.3%	934,518	0
Highmark Limited, in respect of its Segregated Account, Highmark Multi-Strategy 2[32]	17,752	*	17,752	0
III EP Credit Strategies ERISA SP, a segregated portfolio of III EP Strategies SPC[33]	71,499	*	71,499	0
III Term Credit Hub Fund Ltd.[34]	264,796	*	264,796	0
IFSL Brooks Macdonald Defensive Capital Fund[35]	29,629	*	29,629	0
Intrepid Income Fund[36]	336,296	*	336,296	0
Jefferies Strategic Investments, LLC[37]	14,222	*	14,222	0
The K2 Principal Fund L.P.[38]	29,629	*	29,629	0
Lazard Asset Management LLC[39]	237,037	*	237,037	0
LMR CCSA Master Fund Limited[40]	356,296	*	356,296	0
LMR Master Fund Limited[41]	436,296	1.1%	436,296	0
Lynrock Lake LP42	257,037	*	257,037	0
Manulife Dividend Income Fund[43]	355,034	*	355,034	0
Manulife Dividend Income Private Pool Fund[44]	86,020	*	86,020	0
Manulife US Dividend Income Fund[45]	40,995	*	40,995	0
Manulife US Dollar US Dividend Income Pooled Fund[46]	106	*	106	0
Manulife US Monthly High Income Fund[47]	103,140	*	103,140	0
MAP 214 Segregated Portfolio, a segregated portfolio of LMA[48]	271,111	*	271,111	0
Marathon Blue Grass Credit Fund, LP49	209,994	*	209,994	0
MIM Dividend Income Segregated Fund[50]	7,294	*	7,294	0
Millrace Capital, LP51	15,700	*	15,700	0
Millrace Fund, LP52	184,300	*	184,300	0
Monashee Pure Alpha SPV I LP53	15,000	*	15,000	0
Monashee Solitario Fund LP54	86,370	*	86,370	0
Morningstar Alternatives Fund[55]	17,252	*	17,252	0
MYDA Advantage, LP56	200,000	*	200,000	0
National Railroad Retirement Investment Trust[57]	13,629	*	13,629	0
North Run Master Fund, LP58	400,000	*	400,000	0
Olympus Peak CAV Master LP59	105,261	*	105,261	0
Olympus Peak Master Fund LP60	481,731	1.2%	481,731	0
Palindrome Master Fund LP61	82,575	*	82,575	0
PartnerSelect Alternative Strategies Fund[62]	138,748	*	138,748	0
Pender Corporate Bond Fund[63]	474,074	1.1%	474,074	0
Pender Value Fund[64]	129,200	*	129,200	0
Pender Value Fund II65	10,800	*	10,800	0
Polar Capital Funds plc Global Absolute Return Fund[66]	207,407	*	207,407	0
Polar Capital Funds plc Global Convertible Fund[67]	325,925	1.1%	325,925	0
QPB Holdings Ltd.[68]	1,066,313	2.6%	1,066,313	0
Saba Capital Master Fund, Ltd.[69]	111,381	*	111,381	0
Saba Capital Master Fund III, L.P.[70]	42,481	*	42,481	0
Saba II AIV LP71	302,433	*	302,433	0

Name of Selling Stockholder	Shares of Parent Common Stock Beneficially Owned Before Sale of Shares Offered Hereby[1]		Maximum Number of shares of Parent Common Stock to be Sold Pursuant to this Prospectus[1]	Number of shares of Parent Common Stock Owned after sale of all shares offered hereby
	Number	%[2]
SFL SPV I LLC[72]	5,000	*	5,000	0
Shaolin Capital Partners Master Fund Ltd.[73]	173,333	*	173,333	0
Skaana Partners, LP74	247,407	*	207,407	0
Star V Partners LLC[75]	45,599	*	45,599	0
Stichting Juridisch Eigendom Mint Tower Arbitrage Fund[76]	536,296	1.3%	536,296	0
Tech Opportunities LLC[77]	874,074	2.1%	874,074	0
TETON Convertible Securities Fund[78]	41,481	*	41,481	0
The Gabelli Convertible & Income Securities Fund Inc.[79]	71,111	*	71,111	0
TRS Credit Fund, LP80	244,819	*	244,819	0
Undiscovered Value Master Fund SPC[81]	32,160	*	32,160	0
Venator ALT Income Fund[82]	148,148	*	148,148	0
Venator Founders Fund[83]	25,200	*	25,200	0
Venator Offshore Fund[84]	14,800	*	14,800	0
Venator Select Fund[85]	148,148	*	148,148	0
Verition Multi-Strategy Master Fund Ltd[86]	63,566	*	63,566	0
Virginia Retirement System[87]	68,148	*	68,148	0
Virtus AllianzGI Convertible Fund[88]	375,407	*	375,407	0
Walleye Manager Opportunities LLC[89]	200,000	*	200,000	0
Walleye Opportunities Master Fund Ltd.[90]	200,000	*	200,000	0
Warberg CA Fund LP91	79,259	*	79,259	0
Water Island Credit Opportunities Fund[92]	53,333	*	53,333	0
Water Island Event-Driven Fund[93]	56,899	*	56,899	0
Water Island LevArb Fund, LP94	7,105	*	7,105	0
Water Island Long/Short Fund[95]	8,470	*	8,470	0
Water Island Merger Arbitrage Institutional Commingled Fund, LP96	29,525	*	29,525	0
Whetstone Capital, LP97	414,720	1%	414,720	0
Whetstone Capital Trading, LP98	33,120	*	33,120	0
Total	20,251,820		20,251,820

*	Represents beneficial ownership of less than 1%.
[1]

Amounts listed assume payment of interest on the Convertible Notes is made in cash. In the event the arithmetic average of the daily volume weighted average price of Parent Common Stock for the ten (10) trading days immediately preceding any conversion equals or exceeds $16.875 per share, the interest make-whole payment would be made in the form of additional shares of Parent Common Stock. See the Indenture relating to the Convertible Notes included herein as Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on February 23, 2021.

[2]

The percentage of beneficial ownership before this offering is calculated based on 41,307,336 shares of Parent Common Stock outstanding as of the Closing. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them.

[3]

Share amounts reflect PIPE Shares. Voting and investment power over the shares held by such entities resides with their investment manager, 3i Management, LLC. Maier J. Tarlow is the Manager on behalf of the GP and may be deemed to be the beneficial owner of the shares held by such entities. Mr. Maier J. Tarlow, however, disclaims any beneficial ownership of the shares held by this entity. The address of the foregoing individuals and entities is c/o 140 Broadway, Floor 38, New York, NY 10005.

[4]

Share amounts reflect 640,000 PIPE Shares. Altium Capital Management, LP, the investment manager of Altium Growth Fund, LP, has voting and investment power over these securities. Jacob Gottlieb is the managing member of Altium Capital Growth GP, LLC, which is the general partner of Altium Growth Fund, LP. Each of Altium Growth Fund, LP and Jacob Gottlieb disclaims beneficial ownership over these securities. The principal address of Altium Capital Management, LP is 152 West 57th Street, 20th Floor, New York, NY 10019.

[5]

Share amounts reflect 134,591 PIPE Shares and 208,888 shares issuable upon conversion of the Convertible Notes. Voting and investment power over the shares held by Arbitrage Fund resides with its investment manager, Water Island Capital, LLC. The address of the investment manager is 41 Madison Ave, 42nd Floor New York, NY 10010.

[6]

Share amounts reflect 112,296 shares issuable upon conversion of Convertible Notes. Voting and investment power of the shares and Convertible Notes held by such entity resides with its investment manager, Allianz Global Investors U.S. LLC. The address for these entities is 600 West Broadway, 29th Floor, San Diego, California 92101.

[7]

Share amounts reflect 23,111 shares issuable upon conversion of Convertible Notes. Voting and investment power of the shares and Convertible Notes held by such entity resides with its investment manager, Allianz Global Investors U.S. LLC. The address for these entities is 600 West Broadway, 29th Floor, San Diego, California 92101.

[8]

Share amounts reflect 100,740 shares issuable upon conversion of Convertible Notes. Gabelli Funds, LLC the investment manager, has voting and investment power of these securities. The address of the investment manager is One Corporate Center, Rye, NY 10580.

[9]

Share amounts reflect 26,000 PIPE Shares. Voting and investment power over the shares held by this entity resides with their investment advisor, Monashee Investment Management LLC. Jeff Muller is the Chief Compliance Officer of Monashee Investment Management LLC and may be deemed to be the beneficial owner of the shares held by such entities. Mr. Muller, however, disclaims any beneficial ownership of the shares held by such entities. The address of the foregoing individuals and entities is c/o Monashee Investment Management LLC, 75 Park Plaza, 2nd Floor, Boston, MA 02116.

[10]

Share amounts reflect 3,000 PIPE Shares. Voting and investment power over the shares held by this entity resides with their investment advisor, Monashee Investment Management LLC. Jeff Muller is the Chief Compliance Officer of Monashee Investment Management LLC and may be deemed to be the beneficial owner of the shares held by such entities. Mr. Muller, however, disclaims any beneficial ownership of the shares held by such entities. The address of the foregoing individuals and entities is c/o Monashee Investment Management LLC, 75 Park Plaza, 2nd Floor, Boston, MA 02116.

[11]

Share amounts reflect 120,000 PIPE Shares and 533,333 shares issued upon conversion of Convertible Notes. Voting and investment power over the shares and Convertible Notes held by such entity reside with its investment manager, Context Capital Management, LLC, the General Partner. The mailing address for such entities is 2223 Avenida de la Playa, Suite 300, La Jolla, California 92037.

[12]

Share amounts reflect 400,000 PIPE Shares held by CVI Investments, Inc. (“CVI”). Heights Capital Management, Inc., the authorized agent of CVI, has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares. The principal business address of CVI is c/o Heights Capital Management, Inc., 101 California Street, Suite 3250, San Francisco, California 94111.

[13]

Share amounts reflect 154,486 PIPE Shares. DBSO TRG Fund (A) Advisors LLC, a Delaware limited liability company (“TRG Advisors”), is the investment manager of TRG , and TRG’s general partner is DBSO TRG Fund (A) GP LLC (“TRG GP”). FIG LLC, a Delaware limited liability company, is the holder of all of the issued and outstanding interests of TRG Advisors. Hybrid GP Holdings LLC, a Delaware limited liability company (“Hybrid GP”), is the sole member of TRG GP. Fortress Operating Entity I LP, a Delaware limited partnership (“FOE I”), is the managing member of Hybrid GP and the Class A member of FIG LLC. FIG Corp., a Delaware Corporation (“FIG Corp”), is the general partner of FOE I. Fortress Investment Group LLC, a Delaware limited liability company (“Fortress”), is the holder of all of the issued and outstanding shares of FIG Corp. TRG holds and beneficially owns these shares of Common Stock, and on the basis of the relationships described in this footnote, each of the other forgoing persons may be deemed to beneficially own the shares of Common Stock held by TRG. As the Co-Chief Investment Officers of TRG Advisors and TRG GP, each of Peter L. Briger, Jr., Dean Dakolias, Drew McKnight and Joshua Pack participates in the voting and investment decisions with respect to the shares of Common Stock held by TRG, but each of them disclaims beneficial ownership thereof. The address for the holder is c/o Fortress Investment Group, Credit Funds, 1345 Avenue of the Americas, 23rd Floor, New York, NY 10105.
[14]

Share amounts reflect 70,922 PIPE Shares and 84,029 shares issuable upon conversion of Convertible Notes. Voting and investment power over the shares and Convertible Notes held by such entity resides with its investment manager, Deepcurrents Investment Group LLC. The address for each of these entities is 546 5th Avenue, Floor #20, New York, New York 10036.

[15]

Share amounts reflect 296,296 shares issuable upon conversion of Convertible Notes. The listed entity has the power to vote or direct the vote of (and the power to dispose or direct the disposition of) the shares held by it. D. E. Shaw & Co., L.P. (“DESCO LP”), as the investment adviser of D. E. Shaw Valence Portfolios, L.L.C., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares. D. E. Shaw & Co., L.L.C. (“DESCO LLC”), as the manager of D. E. Shaw Valence Portfolios, L.L.C., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares. Julius Gaudio, Maximilian Stone, and Eric Wepsic, or their designees, exercise voting and investment control over the Subject Shares on DESCO LP’s and DESCO LLC’s behalf. D. E. Shaw & Co., Inc. (“DESCO Inc.”), as general partner of DESCO LP, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares. D. E. Shaw & Co. II, Inc. (“DESCO II Inc.”), as managing member of DESCO LLC, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares. None of DESCO LP, DESCO LLC, DESCO Inc., or DESCO II Inc. owns any shares of the Company directly, and each such entity disclaims beneficial ownership of the Subject Shares. David E. Shaw does not own any shares of the Company directly. By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw’s position as President and sole shareholder of DESCO II Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of the shares. David E. Shaw disclaims beneficial ownership of the shares. The address for The D. E. Shaw Group Headquarters is 1166 Avenue of the Americas, 9th Floor, New York, NY 10036.

[16]

Share amounts reflect 1,031,173 PIPE Shares. Drawbridge Special Opportunities Fund LP, a Delaware limited partnership (“DBSO”), is the holder of all of the issued and outstanding interests of Drawbridge DSO. Drawbridge Special Opportunities Advisors LLC, a Delaware limited liability company (“DBSO Advisors”), is the investment manager of DBSO, and DBSO’s general partner is Drawbridge Special Opportunities GP LLC, a Delaware limited liability company (“DBSO GP”). FIG LLC, a Delaware limited liability company, is the holder of all of the issued and outstanding interests of DBSO Advisors. Fortress Principal Investment Holdings IV LLC, a Delaware limited liability company (“FPI IV”), is the managing member of DBSO GP. FOE I is the owner of all of the outstanding membership interests in FPI IV and the Class A member of FIG LLC. FIG Corp. is the general partner of FOE I. Fortress is the holder of all of the issued and outstanding shares of FIG Corp. DBSO holds and beneficially owns these shares of Parent Common Stock, and on the basis of the relationships described in this footnote, each of the other forgoing persons may be deemed to beneficially own the shares of Common Stock held by DBSO. As the Co-Chief Investment Officers of DBSO Advisors and DBSO GP, each of Peter L. Briger, Jr., Dean Dakolias, Drew McKnight and Joshua Pack participates in the voting and investment decisions with respect to the shares of Common Stock held by DBSO, but each of them disclaims beneficial ownership thereof. The address for the holder is c/o Fortress Investment Group, Credit Funds, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

[17]

Share amounts reflect 543,991 PIPE Shares. Drawbridge Special Opportunities Fund Ltd., a Cayman Islands exempted company (“DBSO Ltd”), is the holder of all of the issued and outstanding interests of Drawbridge OSO. DBSO Advisors is the investment manager of DBSO Ltd. FIG LLC, a Delaware limited liability company, is the holder of all of the issued and outstanding interests of DBSO Advisors. Fortress Principal Investment Holdings IV LLC, a Delaware limited liability company (“FPI IV”), is the managing member of DBSO GP. Fortress Operating Entity I LP, a Delaware limited partnership (“FOE I”), is the owner of all of the outstanding membership interests in FPI IV and the Class A member of FIG LLC. FIG Corp., a Delaware Corporation (“FIG Corp”), is the general partner of FOE I. Fortress is the holder of all of the issued and outstanding shares of FIG Corp. DBSO Ltd. holds and beneficially owns these shares of Common Stock, and on the basis of the relationships described in this footnote, each of the other forgoing persons may be deemed to beneficially own the shares of Common Stock held by DBSO Ltd. As the Co-Chief Investment Officers of DBSO Advisors, each of Peter L. Briger, Jr., Dean Dakolias, Drew McKnight and Joshua Pack participates in the voting and investment decisions with respect to the shares of Common Stock held by DBSO Ltd, but each of them disclaims beneficial ownership thereof. The address for the holder is c/o Fortress Investment Group, Credit Funds, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

[18]

Share amounts reflect 31,000 PIPE Shares and 132,740 shares issuable upon conversion of Convertible Notes. Voting and investment power over the shares held by this entity resides with their investment advisor, Monashee Investment Management LLC. Jeff Muller is the Chief Compliance Officer of Monashee Investment Management LLC and may be deemed to be the beneficial owner of the shares held by such entities. Mr. Muller, however, disclaims any beneficial ownership of the shares held by such entities. The address of the foregoing individuals and entities is c/o Monashee Investment Management LLC, 75 Park Plaza, 2nd Floor, Boston, MA 02116.

[19]

Share amounts reflect 40,000 PIPE Shares and 77,037 shares issuable upon conversion of Convertible Notes. Gabelli Funds, LLC the investment manager, has voting and investment power of these securities. The address of the investment manager is One Corporate Center, Rye, NY 10580.

[20]

Share amounts reflect 49,107 PIPE Shares and 363,733 shares issuable upon conversion of Convertible Notes. Fir Tree Capital Management LP, the investment manager, has voting and investment power of these securities. The address of the investment manager is 55 West 46th Street, 29th Floor, New York, NY, 10036.

[21]

Share amounts reflect 30,893 PIPE Shares and 228,859 shares issuable upon conversion of Convertible Notes. Fir Tree Capital Management LP, the investment manager, has voting and investment power of these securities. The address of the investment manager is 55 West 46th Street, 29th Floor, New York, NY, 10036.

[22]

Share amounts reflect 270,350 PIPE Shares. Fortress Vintage Securities Fund Advisors LLC, a Delaware limited liability company (“Vintage Advisors”), is the investment manager of Vintage, and Vintage’s general partner is Fortress Vintage Securities Fund GP LLC (“Vintage GP”). FIG LLC, a Delaware limited liability company, is the holder of all of the issued and outstanding interests of Vintage Advisors. Hybrid GP Holdings LLC, a Delaware limited liability company (“Hybrid GP”), is the sole member of Vintage GP. FOE I is the managing member of Hybrid GP and the Class A member of FIG LLC. FIG Corp is the general partner of FOE I. Fortress is the holder of all of the issued and outstanding shares of FIG Corp. Vintage holds and beneficially owns these shares of Common Stock, and on the basis of the relationships described in this footnote, each of the other forgoing persons may be deemed to beneficially own the shares of Common Stock held by Vintage. As the Co-Chief Investment Officers of Vintage Advisors and Vintage GP, each of Peter L. Briger, Jr., Dean Dakolias, Drew McKnight and Joshua Pack participates in the voting and investment decisions with respect to the shares of Common Stock held by Vintage, but each of them disclaims beneficial ownership thereof. The address for the holder is c/o Fortress Investment Group, Credit Funds, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105. The address of the investment manager is One Corporate Center, Rye, NY 10580.

[23]	Share amounts reflect 5,925 shares issuable upon conversion of Convertible Securities. Gabelli Funds, LLC the investment manager, has voting and investment power of these securities.

[24]

Share amounts reflect 5,067 PIPE Shares and 37,511 shares issuable upon conversion of Convertible Notes. Voting and investment power over the shares held by such entities resides with their investment manager, Glazer Capital, LLC (“Glazer Capital”). Mr. Paul J. Glazer (“Mr. Glazer”), serves as the Managing Member of Glazer Capital and may be deemed to be the beneficial owner of the shares held by such entities. Mr. Glazer, however, disclaims any beneficial ownership of the shares held by such entities. The address of the foregoing individuals and entities is c/o Glazer Capital, LLC, 250 West 55th Street, Suite 30A, New York, New York 10019.

[25]

Share amounts reflect 12,825 PIPE Shares and 94,992 shares issuable upon conversion of Convertible Notes. Voting and investment power over the shares held by such entities resides with their investment manager, Glazer Capital. Mr. Glazer serves as the Managing Member of Glazer Capital and may be deemed to be the beneficial owner of the shares held by such entities. Mr. Glazer, however, disclaims any beneficial ownership of the shares held by such entities. The address of the foregoing individuals and entities is c/o Glazer Capital, LLC, 250 West 55th Street, Suite 30A, New York, New York 10019.

[26]

Shares offered represent 80,000 PIPE shares held by Greentree Financial Group, Inc. Voting and investment power over the shares held by such entity resides with Robert Cottone, their vice-president. Mr. Cottone, however, disclaims any beneficial ownership of the shares held by this entity. The address of Greentree Financial Group, Inc. is 7951 SW 6th Street, Suite 216, Plantation, FL 33324.

[27]

Share amounts reflect 80,000 PIPE Shares and 237,037 shares issuable upon conversion of Convertible Notes. Voting and investment power over the shares held resides with Harbert Stoneview Fund GP, LLC. Curry Ford is the Senior Managing Director and Portfolio Manager of Harbert Stoneview Fund GP, LLC and may be deemed to be the beneficial owner of the Shares held by Harbert Stoneview Master Fund, Ltd. Mr. Ford, however, disclaims any beneficial ownership of the Shares held by Harbert Stoneview Master Fund, Ltd. The address for Harbert Stoneview Master Fund, Ltd. is c/o Harbert Stoneview Fund GP, LLC, 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203.

[28]

Share amounts reflect 20,000 PIPE Shares and 59,259 shares issuable upon conversion of Convertible Notes. Voting and investment power over the Shares held by Harbert Stoneview Opportunity Fund I, LP resides with Harbert Stoneview Opportunity Fund I GP, LLC. Curry Ford is the Senior Managing Director and Portfolio Manager of Harbert Stoneview Opportunity Fund I GP, LLC and may be deemed to be the beneficial owner of the Shares held by Harbert Stoneview Opportunity Fund I, LP. Mr. Ford, however, disclaims any beneficial ownership of the Shares held by Harbert Stoneview Opportunity Fund I, LP. The address for Harbert Stoneview Opportunity Fund I, LP is c/o Harbert Stoneview Opportunity Fund I GP, LLC, 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203.

[29]

Aggregate share amounts reflect 500,000 PIPE Shares. Omni Partners LLP, the investment manager, has voting and investment power over the shares. The address of the investment manager is 4th Floor, 15 Golden Square, London, W1F 9JG, United Kingdom.

[30]

Share amounts reflect 64,000 PIPE Shares and 278,518 shares issuable upon conversion of Convertible Notes. Highbridge Capital Management, the investment adviser, has voting and investment power over the shares. The address of the investment advisor is 277 Park Ave, 23rd Floor, New York, NY 10172, Attn: Steve Ardovini.

[31]

Share amounts reflect 176,000 PIPE Shares and 758,518 shares issuable upon conversion of Convertible Notes. Highbridge Capital Management, the investment adviser, holds voting and investment power over the shares. The address of the investment advisor is 277 Park Ave, 23rd Floor, New York, NY 10172, Attn: Steve Ardovini.

[32]

Share amounts reflect 2,108 PIPE Shares and 15,644 shares issuable upon conversion of Convertible Notes. Voting and investment power over the shares held by such entities resides with their investment manager, Glazer Capital. Mr. Glazer serves as the Managing Member of Glazer Capital and may be deemed to be the beneficial owner of the shares held by such entities. Mr. Glazer, however, disclaims any beneficial ownership of the shares held by such entities. The address of the foregoing individuals and entities is c/o Glazer Capital, LLC, 250 West 55th Street, Suite 30A, New York, New York 10019.

[33]

Share amounts reflect 8,507 PIPE Shares and 62,992 shares issuable upon conversion of Convertible Notes. Voting and investment power over the shares held by such entities resides with their investment manager, III Capital Management. Mr. Scott Wyler is the Chief Executive Officer of III Capital Management, and

may be deemed to be the beneficial owner of the shares held by such entity. The address of the foregoing individuals and entities is c/o III Capital Management, 777 Yamato Road, Suite 300, Boca Raton, FL 33431.
[34]

Share amounts reflect 31,493 PIPE Shares and 233,303 shares issuable upon conversion of Convertible Notes. Voting and investment power over the shares held by such entities resides with their investment manager, III Capital Management. Mr. Scott Wyler is the Chief Executive Officer of III Capital Management. and may be deemed to be the beneficial owner of the shares held by such entities. Mr. Wyler, however, disclaims any beneficial ownership of the shares held by such entity. The address of the foregoing individuals and entities is c/o III Capital Management, 777 Yamato Road, Suite 300, Boca Raton, FL 33431.

[35]

Share amounts reflect 29,629 shares issuable upon conversion of Convertible Notes. Voting and investment power over the shares held by such entity resides with Niall O’Connor, the fund manager. Mr. O’Connor, however, disclaims any beneficial ownership of the shares held by this entity. The address of this entity is 21 Lombard Street, London EC3V 9AH.

[36]

Share amounts reflect 40,000 PIPE Shares and 296,296 shares issuable upon conversion of Convertible Notes. The legal name of the entity that controls the voting and investment power over the PIPE shares or the notes is Intrepid Capital Management, LLC. The address of this entity listed is 1400 Marsh Landing Parkway, Suite 106, Jacksonville Beach, FL 32250.

[37]

Share amounts reflect 14,222 shares issued upon conversion of Convertible Notes. Voting and investment power over the shares and Convertible Notes held by such entity reside with its investment manager, Mint Tower.

[38]

Share amounts reflect 29,629 shares issuable upon conversion of Convertible Notes. Investment and voting power over the shares and Convertible Notes resides with K2 Genpar 2017 Inc., its General Partner.

[39]

Share amounts reflect 237,037 shares issuable upon conversion of Convertible Notes. These securities are held by various managed accounts and funds for which Lazard Asset Management LLC, a Delaware limited liability company (“LAM”), serves as the investment manager. LAM is indirectly controlled by Lazard Ltd, a Bermuda corporation, which has a board of eleven directors. Each of the foregoing, except for LAM, disclaims beneficial ownership of these securities. The address of LAM is 30 Rockefeller Plaza, New York, New York 10112.

[40]

Share amounts reflect 60,000 PIPE Shares and 296,296 shares issuable upon conversion of Convertible Notes. The address for this entity is P.O. Box 309, Ugland House, George Town, Grand Cayman KY1-1104 Cayman Islands. The primary investment manager that controls the voting and investment power over the PIPE Shares and Convertible Notes held by such entity will be LMR Partners LLP with an address of 9th Floor, Devonshire House, 1 Mayfair Place, London W1J 8AJ.

[41]

Share amounts reflect 140,000 PIPE Shares and 296,296 shares issuable upon conversion of Convertible Notes. The address for this entity is P.O. Box 309, Ugland House, George Town, Grand Cayman KY1-1104 Cayman Islands. The primary investment manager that controls the voting and investment power over the PIPE Shares and Convertible Notes held by such entity will be LMR Partners LLP with an address of 9th Floor, Devonshire House, 1 Mayfair Place, London W1J 8AJ.

[42]

Share amounts held by Lynrock Lake Master Fund LP include 20,000 PIPE Shares and 237,037 shares issuable upon conversion of Convertible Notes. Lynrock Lake LP is the investment manager of Lynrock Lake Master Fund LP, and pursuant to an investment management agreement, Lynrock Lake LP has been delegated full voting and investment power over the PIPE Shares and Convertible Notes held by Lynrock Lake Master Fund LP. Cynthia Paul, the Chief Investment Officer of Lynrock Lake LP and Sole Member of Lynrock Lake Partners LLC, the general partner of Lynrock Lake LP, may be deemed to exercise voting and investment power over securities of the Parent held by Lynrock Lake Master Fund LP. The address of the foregoing entities is c/o Lynrock Lake LP 2 International Drive, Suite 130, Rye Brook, NY 10573.

[43]

Share amounts reflect 355,034 shares issued upon conversion of Convertible Notes. Voting and investment power over the shares and Convertible Notes held by such entity reside with its investment manager, Manulife Investment Management. The address for such entities is 197 Clarendon Street, Boston, Massachusetts 02116.

[44]

Share amounts reflect 86,020 shares issued upon conversion of Convertible Notes. Voting and investment power over the shares and Convertible Notes held by such entity reside with its investment manager, Manulife Investment Management. The address for such entities is 197 Clarendon Street, Boston, Massachusetts 02116.

[45]

Share amounts reflect 40,995 shares issued upon conversion of Convertible Notes. Voting and investment power over the shares and Convertible Notes held by such entity reside with its investment manager, Manulife Investment Management. The address for such entities is 197 Clarendon Street, Boston, Massachusetts 02116.

[46]

Share amounts reflect 106 shares issued upon conversion of Convertible Notes. Voting and investment power over the shares and Convertible Notes held by such entity reside with its investment manager, Manulife Investment Management. The address for such entities is 197 Clarendon Street, Boston, Massachusetts 02116.

[47]

Share amounts reflect 103,140 shares issued upon conversion of Convertible Notes. Voting and investment power over the shares and Convertible Notes held by such entity reside with its investment manager, Manulife Investment Management. The address for such entities is 197 Clarendon Street, Boston, Massachusetts 02116.

[48]

Share amounts include 271,111 shares issuable upon conversion of Convertible Notes. Voting and investment power over the shares held by such entities resides with their investment manager, Shaolin Capital Management LLC. David Puritz is the Chief Executive Officer of Shaolin Capital Management LLC and may be deemed to be the beneficial owner of the shares held by such entities. Mr. David Puritz, however, disclaims any beneficial ownership of the shares held by such entities. The address of the foregoing individuals and entities is c/o 7610 NE 4th Court Suite 104 Miami FL 33138.

[49]

Share amounts reflect 18,469 PIPE Shares and 191,525 shares issuable on conversion of Convertible Notes. Voting and investment power over the shares held by such entities resides with their investment manager, Marathon Asset Management, LP. Bruce Richards is the Chief Executive Officer of Marathon Asset Management, LP. and Louis Hanover is the Chief Investment Officer of Marathon Asset Management, LP. and each may be deemed to be the beneficial owner of the shares held by such entities. Mr. Richards and Mr. Hanover, however, each disclaim any beneficial ownership of the shares held by such entities. The address of the foregoing individuals and entities is c/o Marathon Asset Management, L.P., One Bryant Park, 38th Floor, New York, NY 10036.

[50]

Share amounts reflect 7,294 shares issued upon conversion of Convertible Notes. Voting and investment power over the shares and Convertible Notes held by such entity reside with its investment manager, Manulife Investment Management. The address for such entities is 197 Clarendon Street, Boston, Massachusetts 02116.

[51]

Share amounts reflect 15,700 PIPE Shares. Millrace Asset Group, Inc. is the investment manager for this fund and holds voting and investment power over the shares. The address of the investment manager is 1205 Westlakes Dr. Suite 375, Berwyn, PA 19312.

[52]

Share amounts reflect 184,300 PIPE Shares. Millrace Asset Group, Inc. is the investment manager for this fund and holds voting and investment power over the shares. The address of the investment manager is 1205 Westlakes Dr. Suite 375, Berwyn, PA 19312.

[53]

Share amounts reflect 15,000 PIPE Shares. Voting and investment power over the shares held by this entity resides with their investment advisor, Monashee Investment Management LLC. Jeff Muller is the Chief Compliance Officer of Monashee Investment Management LLC and may be deemed to be the beneficial owner of the shares held by such entities. Mr. Muller, however, disclaims any beneficial ownership of the shares held by such entities. The address of the foregoing individuals and entities is c/o Monashee Investment Management LLC, 75 Park Plaza, 2nd Floor, Boston, MA 02116.

[54]

Share amounts reflect 20,000 PIPE Shares and 66,370 shares issuable upon conversion of the Convertible Notes. Voting and investment power over the shares held by this entity resides with their investment advisor, Monashee Investment Management LLC. Jeff Muller is the Chief Compliance Officer of Monashee Investment Management LLC and may be deemed to be the beneficial owner of the shares held by such entities. Mr. Muller, however, disclaims any beneficial ownership of the shares held by such entities. The address of the foregoing individuals and entities is c/o Monashee Investment Management LLC, 75 Park Plaza, 2nd Floor, Boston, MA 02116.

[55]	Share amounts reflect 6,764 PIPE Shares and 10,488 shares issuable upon conversion of the Convertible Notes. Voting and investment power over the PIPE Shares held by Arbitrage Fund resides with its subadviser manager, Water Island Capital, LLC. The address of the investment manager is 41 Madison Ave, 42nd Floor New York, NY 10010.
[56]

Share amounts reflect 200,000 PIPE Shares held by MYDA Advantage, LP. Voting and investment power over the shares held by such entity resides with its investment manager, MYDA Advisors LLC. Jason Lieber is the Managing Member of MYDA Advisors, LLC. and may be deemed to be the beneficial owner of the shares held by such entities. Mr. Lieber, however, disclaims any beneficial ownership of the shares held by such entity. The address of the investment manager MYDA Advisors LLC is 45 Bayview Avenue, Inwood, NY 11096.

[57]

Share amounts reflect 13,620 shares issuable upon conversion of Convertible Securities. Voting and investment power of the Convertible Notes held by such entity resides with its investment manager, Allianz Global Investors U.S. LLC. The address for these entities is 600 West Broadway, 29th Floor, San Diego, California 92101.

[58]

Share amounts reflect 400,000 PIPE Shares held by North Run Master Fund, LP. Voting and investment power over the shares held by such entity resides with its investment manager, North Run Capital, LP. Thomas Ellis is a Member of North Run Advisors, LLC, general partner of North Run Capital, LP and may be deemed to be a beneficial owner of the shares held by such entity. Mr. Ellis, however, disclaims any beneficial ownership of the shares held by such entity. The address of the foregoing individuals and entities is c/o North Run Capital, LP, 62 Walnut Street, Wellesley, MA, 02481.

[59]

Share amounts reflect 6,656 PIPE Shares and 98,605 shares issuable upon conversion of Convertible Notes. Voting and investment power over the shares held by such entities resides with Olympus Peak Asset Management LP. Todd Westhus is the is the Chief Executive Officer of Olympus Peak Asset Management LP. Each of Olympus Peak CAV Master LP, Star V Partners LLC, Olympus Peak Master Fund LP, and Todd Westhus disclaims any beneficial ownership of these shares. The address of the foregoing entities and individual is c/o Olympus Peak Asset Management LP, 745 Fifth Avenue, Suite 1604, New York, NY 10151.

[60]

Share amounts reflect 30,461 PIPE Shares and 451,271 shares issuable upon conversion of Convertible Notes. Voting and investment power over the shares held by such entities resides with Olympus Peak Asset Management LP. Todd Westhus is the is the Chief Executive Officer of Olympus Peak Asset Management LP. Each of Olympus Peak CAV Master LP, Star V Partners LLC, Olympus Peak Master Fund LP, and Todd Westhus disclaims any beneficial ownership of these shares. The address of the foregoing entities and individual is c/o Olympus Peak Asset Management LP, 745 Fifth Avenue, Suite 1604, New York, NY 10151.

[61]

Share amounts reflect 18,694 PIPE Shares and 63,881 shares issuable upon conversion of Convertible Notes. The shares listed herein are held for the accounts Palindrome Master Fund LP (“Palindrome”). Soros Fund Management LLC (“SFM LLC”) serves as principal investment manager to Palindrome. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the accounts of Palindrome. George Soros serves as Chairman of SFM LLC and has sole discretion to replace FPR Manager LLC, the manager of SFM LLC. The address for the entity in this footnote is c/o Soros Fund Management LLC, 250 West 55th Street, New York, NY 10019.

[62]

Share amounts reflect 54,363 PIPE Shares and 84,385 shares issuable upon conversion of Convertible Notes. Voting and investment power over the PIPE Shares resides with its subadviser, Water Island Capital, LLC. The address of the investment manager is 41 Madison Ave, 42nd Floor New York, NY 10010.

[63]

Share amounts reflect 474,074 shares issuable upon conversion of Convertible Notes. PenderFund Capital Management Ltd., manager of this entity, holds voting and investment power over the shares. The address of PenderFund Capital Management Ltd. is #1830-1066 West Hastings St, Vancouver, BC, V6E 3X2.

[64]

Share amounts reflect 129,200 PIPE Shares. PenderFund Capital Management Ltd., manager of this entity, holds voting and investment power over the shares. The address of PenderFund Capital Management Ltd. is #1830-1066 West Hastings St, Vancouver, BC, V6E 3X2.

[65]

Share amounts reflect 10,800 PIPE Shares. PenderFund Capital Management Ltd., manager of this entity, holds voting and investment power over the shares. The address of PenderFund Capital Management Ltd. is #1830-1066 West Hastings St, Vancouver, BC, V6E 3X2.

[66]

Share amounts reflect 207,407 shares issuable upon conversion of Convertible Notes. The address for this entity is George’s Court, 54-62 Townsend Street, Dublin 2, Ireland. Voting and investment power over the shares resides with their investment manager, Polar Capital LLP, an FCA and SEC regulated fund manager/investment advisor. Polar Capital LLP is 100% owned by Polar Capital Partners Ltd., which is in turn 100% owned by Polar Capital Holdings plc, a London AIM listed holding company. Certain directors/employees are beneficial owners of Polar Capital Holdings plc but each such individual disclaims any beneficial ownership of the reported shares, other than to the extent they may or may not hold shares directly of the Polar Capital Funds plc Global Absolute Return Fund. The address for the investment manager is 16 Palace Street, London, United Kingdom, SW1E 5JD.

[67]

Share amounts reflect 325,925 shares issuable upon conversion of Convertible Notes. The address for this entity is George’s Court, 54-62 Townsend Street, Dublin 2, Ireland. Voting and investment power over the shares resides with their investment manager, Polar Capital LLP, an FCA and SEC regulated fund manager/investment advisor. Polar Capital LLP is 100% owned by Polar Capital Partners Ltd., which is in turn 100% owned by Polar Capital Holdings plc, a London AIM listed holding company. Certain directors/employees are beneficial owners of Polar Capital Holdings plc but each such individual disclaims any beneficial ownership of the reported shares, other than to the extent they may or may not hold shares directly of the Polar Capital Funds plc Global Convertible Fund. The address for the investment manager is 16 Palace Street, London, United Kingdom, SW1E 5JD.

[68]

Share amounts reflect 241,306 PIPE Shares and 825,007 shares issuable upon conversion of Convertible Notes. The shares listed herein are held for the accounts of QPB Holdings Ltd. (“QPB”). SFM LLC serves as principal investment manager to QPB. As such, SFM LLC has been granted investment discretion over portfolio investments, including the Shares, held for the accounts of QPB. George Soros serves as Chairman of SFM LLC and has sole discretion to replace FPR Manager LLC, the manager of SFM LLC. The address for the entity in this footnote is c/o Soros Fund Management LLC, 250 West 55th Street, New York, NY 10019.

[69]

Share amounts reflect 39,056 PIPE Shares and 72,325 shares issuable upon conversion of Convertible Notes. Voting and investment power over the shares reside with its investment advisor, Saba Capital Management, LP. The address of the investment advisor is 405 Lexington Avenue, 58th Floor, NY, NY 10174.

[71]

Share amounts reflect 106,048 PIPE Shares and 196,385 shares issuable upon conversion of Convertible Notes. Voting and investment power over the shares reside with its investment advisor, Saba Capital Management, LP. The address of the investment advisor is 405 Lexington Avenue, 58th Floor, NY, NY 10174.

[70]

Share amounts reflect 14,896 PIPE Shares and 27,585 shares issuable upon conversion of Convertible Notes. Voting and investment power over the shares reside with its investment advisor, Saba Capital Management, LP. The address of the investment advisor is 405 Lexington Avenue, 58th Floor, NY, NY 10174.

[72]

Share amounts reflect 5,000 PIPE Shares. Voting and investment power over the shares held by this entity resides with their investment advisor, Monashee Investment Management LLC. Jeff Muller is the Chief Compliance Officer of Monashee Investment Management LLC and may be deemed to be the beneficial owner of the shares held by such entities. Mr. Muller, however, disclaims any beneficial ownership of the shares held by such entities. The address of the foregoing individuals and entities is c/o Monashee Investment Management LLC, 75 Park Plaza, 2nd Floor, Boston, MA 02116.

[73]

Share amounts include 173,333 shares issuable upon conversion of Convertible Notes. Voting and investment power over the shares held by such entities resides with their investment manager, Shaolin Capital Management LLC. David Puritz is the Chief Executive Officer of Shaolin Capital Management LLC and may be deemed to be the beneficial owner of the shares held by such entities. Mr. David Puritz, however, disclaims any beneficial ownership of the shares held by such entities. The address of the foregoing individuals and entities is c/o 7610 NE 4th Court Suite 104 Miami FL 33138.

[74]

Share amounts reflect 40,000 PIPE Shares and 207,407 shares issuable upon conversion of Convertible Notes. Voting and investment power over the shares held by such entities resides with their investment manager, Skaana Management L.P. Daniel Katzner is the Chief Investment Officer of Skaana Management

L.P. and may be deemed to be the beneficial owner of the shares held by such entities. Mr. Katzner, however, disclaims any beneficial ownership of the shares held by such entity. The address of the foregoing individuals and entities is c/o 921 President Street Brooklyn, NY 11215.
[75]

Share amounts reflect 2,883 PIPE Shares and 42,715 shares issuable upon conversion of Convertible Notes. Voting and investment power over the shares held by such entities resides with Olympus Peak Asset Management LP. Todd Westhus is the is the Chief Executive Officer of Olympus Peak Asset Management LP. Each of Olympus Peak CAV Master LP, Star V Partners LLC, Olympus Peak Master Fund LP, and Todd Westhus disclaims any beneficial ownership of these shares. The address of the foregoing entities and individual is c/o Olympus Peak Asset Management LP, 745 Fifth Avenue, Suite 1604, New York, NY 10151.

[76]

Share amounts reflect 240,000 PIPE Shares and 296,296 shares issued upon conversion of Convertible Notes. Voting and investment power over the shares and Convertible Notes held by such entity reside with its investment manager, Mint Tower. The address for Mint Tower Capital Management is Beursplein 5, 1012 JW Amsterdam, The Netherlands.

[77]

Share amounts reflect 400,000 PIPE Shares and 474,074 shares issuable upon conversion of Convertible Notes. Hudson Bay Capital Management LP, the investment manager of Tech Opportunities LLC, has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Each of Tech Opportunities LLC and Sander Gerber disclaims beneficial ownership over these securities. The address for the holder and its investment manager is c/o Hudson Bay Capital Management LP, 777 Third Avenue, 30th Floor, New York, NY 10017.

[78]

Share amounts reflect 41,481 shares issuable upon conversion of Convertible Notes. Gabelli Funds, LLC the subadvisor, has voting and investment power of these securities. The address of the investment manager is One Corporate Center, Rye, NY 10580.

[79]

Share amounts reflect 71,111 shares issuable upon conversion of Convertible Notes. Gabelli Funds, LLC the investment manager, has voting and investment power of these securities. The address of the investment manager is One Corporate Center, Rye, NY 10580.

[80]

Share amounts reflect 21,531 PIPE Shares and 223,288 shares issuable on conversion of Convertible Notes. Voting and investment power over the shares held by such entities resides with their investment manager, Marathon Asset Management, LP. Bruce Richards is the Chief Executive Officer of Marathon Asset Management, LP. and Louis Hanover is the Chief Investment Officer of Marathon Asset Management, LP. and each may be deemed to be the beneficial owner of the shares held by such entities. Mr. Richards and Mr. Hanover, however, each disclaim any beneficial ownership of the shares held by such entities. The address of the foregoing individuals and entities is c/o Marathon Asset Management, L.P., One Bryant Park, 38th Floor, New York, NY 10036.

[81]

Share amounts reflect 32,160 PIPE Shares. Voting and investment power over the shares and Convertible Notes held by such entity resides with its investment manager, Whetstone Capital Advisors, LLC. The address of the investment manager is 2001 Shawnee Mission Parkway, Mission Woods, KS 66205.

[82]

Share amounts reflect 148,148 shares issued upon conversion of Convertible Notes. Voting and investment power over the shares and Convertible Notes held by such entity reside with its investment manager, Venator Capital Management Ltd. The address for the investment manager is 2 Bloor Street West, Suite 901, Toronto, ON, Canada M4W 3E2.

[83]

Share amounts reflect 25,200 PIPE Shares. Voting and investment power over the shares and Convertible Notes held by such entity reside with its investment manager, Venator Capital Management Ltd. The address for the investment manager is 2 Bloor Street West, Suite 901, Toronto, ON, Canada M4W 3E2.

[84]

Share amounts reflect 14,800 PIPE Shares. Voting and investment power over the shares and Convertible Notes held by such entity reside with its investment manager, Venator Capital Management Ltd. The address for the investment manager is 2 Bloor Street West, Suite 901, Toronto, ON, Canada M4W 3E2.

[85]

Share amounts reflect 148,148 shares issued upon conversion of Convertible Notes. Voting and investment power over the shares and Convertible Notes held by such entity reside with its investment manager, Venator Capital Management Ltd. The address for the investment manager is 2 Bloor Street West, Suite 901, Toronto, ON, Canada M4W 3E2.

[86]

Share amounts reflect 29,078 PIPE Shares and 34,488 shares issuable upon conversion of Convertible Notes. Voting and investment power over the shares and Convertible Notes held by such entity resides with its investment manager, Deepcurrents Investment Group LLC. The address for each of these entities is 545 5th Avenue, Floor #20, New York, New York 10036.

[87]

Share amounts reflect 68,148 shares issuable upon conversion of Convertible Notes. Voting and investment power of the shares and Convertible Notes held by such entity resides with its investment manager, Allianz Global Investors U.S. LLC. The address for these entities is 600 West Broadway, 29th Floor, San Diego, California 92101.

[88]

Share amounts reflect 375,407 shares issuable upon conversion of Convertible Notes. Voting and investment power of the shares and Convertible Notes held by such entity resides with its investment manager, Allianz Global Investors U.S. LLC. The address for these entities is 600 West Broadway, 29th Floor, San Diego, California 92101.

[89]

Share amounts reflect 200,000 PIPE Shares. Voting and investment power over the shares held by such entities resides with their investment manager, Walleye Capital LLC. Andrew Carney is the Chief Executive Officer of Walleye Capital LLC and may be deemed to be the beneficial owner of the shares held by such entities. Mr. Carney, however, disclaims any beneficial ownership of the shares held by such entities. The address of the foregoing individuals and entities is c/o 2800 Niagara Lane N. Plymouth, MN 55447.

[90]

Share amounts reflect 200,000 PIPE Shares. Voting and investment power over the shares held by such entities resides with their investment manager, Walleye Capital LLC. Andrew Carney is the Chief Executive Officer of Walleye Capital LLC and may be deemed to be the beneficial owner of the shares held by such entities. Mr. Carney, however, disclaims any beneficial ownership of the shares held by such entities. The address of the foregoing individuals and entities is c/o 2800 Niagara Lane N. Plymouth, MN 55447.

[91]

Share amounts reflect 20,000 PIPE Shares and 59,259 shares issuable upon conversion of Convertible Notes. The legal name of the entity that controls the voting and investment power over the PIPE Shares or the Convertible Notes is Warberg CA Fund LP. The address of Warberg CA Fund is 716 Oak St. Winnetka, IL 60093.

[92]

Share amounts reflect 53,333 shares issuable upon conversion of the Convertible Notes. Voting and investment power over the shares held by Arbitrage Fund resides with its investment manager, Water Island Capital, LLC. The address of the investment manager is 41 Madison Ave, 42nd Floor New York, NY 10010.

[93]

Share amounts reflect 22,292 PIPE Shares and 34,607 shares issuable upon conversion of the Convertible Notes. Voting and investment power over the shares held by Arbitrage Fund resides with its investment manager, Water Island Capital, LLC. The address of the investment manager is 41 Madison Ave, 42nd Floor New York, NY 10010.

[94]

Share amounts reflect 7,105 PIPE Shares. Voting and investment power over the shares held by Arbitrage Fund resides with its investment manager, Water Island Capital, LLC. The address of the investment manager is 41 Madison Ave, 42nd Floor New York, NY 10010.

[95]

Share amounts reflect 3,315 PIPE Shares and 5,155 shares issuable upon conversion of the Convertible Notes. Voting and investment power over the shares held by Arbitrage Fund resides with its investment manager, Water Island Capital, LLC. The address of the investment manager is 41 Madison Ave, 42nd Floor New York, NY 10010.

[96]

Share amounts reflect 11,570 PIPE Shares and 17,955 shares issuable upon conversion of the Convertible Notes. Voting and investment power over the shares held by Arbitrage Fund resides with its investment manager, Water Island Capital, LLC. The address of the investment manager is 41 Madison Ave, 42nd Floor New York, NY 10010.

[97]

Share amounts reflect 414,720 PIPE Shares. Voting and investment power over the shares and Convertible Notes held by such entity resides with its investment manager, Whetstone Capital Advisors, LLC. The address of the investment manager is 2001 Shawnee Mission Parkway, Mission Woods, KS 66205.

[98]

Share amounts reflect 33,120 PIPE Shares. Voting and investment power over the shares and Convertible Notes held by such entity resides with its investment manager, Whetstone Capital Advisors, LLC. The address of the investment manager is 2001 Shawnee Mission Parkway, Mission Woods, KS 66205.

PLAN OF DISTRIBUTION

Each Selling Stockholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the NYSE or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling securities:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	in transactions through broker-dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect, (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect, and (iii) the date which is three years after the Closing. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of certain U.S. federal income tax consequences of the ownership and disposition of Parent Common Stock. This discussion is limited to holders that hold Parent Common Stock as a “capital asset” for U.S. federal income tax purposes (generally, property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations, administrative rules and judicial decisions, all as in effect on the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect holders to which this section applies. We have not sought and will not seek any rulings from the IRS with respect to the statements made and the conclusions reached in the following discussion, and there can be no assurance that the IRS or Kaleyra will agree with such statements and conclusions.

The following does not purport to be a complete analysis of all potential tax effects resulting from the ownership and disposition of Parent Common Stock, and this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund);

•	brokers or dealers in securities or foreign currencies;

•	U.S. persons whose functional currency is not the U.S. dollar;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell Parent Common Stock under the constructive sale provisions of the Code;

•	persons that acquired Parent Common Stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	real estate investment trusts;

•	regulated investment companies;

•	certain former citizens or long-term residents of the United States; and

•

persons that hold Parent Common Stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Parent Common Stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) holding Parent Common Stock to consult their tax advisors regarding the U.S. federal income tax consequences to them relating to the matters discussed below.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

U.S. Holders

This section is addressed to “U.S. holders” of Parent Common Stock. For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares of Parent Common Stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons (within the meaning of the Code) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

Distributions on Parent Common Stock

If we pay cash distributions to U.S. holders of shares of Parent Common Stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in Parent Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Parent Common Stock and will be treated as described under “—Sale, Taxable Exchange or Other Taxable Disposition of Our Common Stock” below.

Dividends we pay to a U.S. holder that is a corporation generally will qualify for the dividends received deduction (at varying percentages based upon such U.S. holder’s ownership percentage in the Company) if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations) and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains.

Sale, Taxable Exchange or Other Taxable Disposition of Parent Common Stock

Upon a sale, taxable exchange or other taxable disposition of Parent Common Stock, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. holder’s adjusted tax basis in the shares of Parent Common Stock. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for shares of Parent Common Stock so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. Generally, the amount of gain or loss recognized by a U.S. holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. holder’s adjusted tax basis in its Parent Common Stock so disposed of.

Information Reporting and Backup Withholding

Payments received by a U.S. holder may be subject, under certain circumstances, to information reporting and backup withholding. Backup withholding will not apply, however, to a U.S. holder that (i) is a corporation or entity that is otherwise exempt from backup withholding (which, when required, certifies as to its exempt status) or (ii) furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders

This section is addressed to “Non-U.S. holders” of Parent Common Stock. For purposes of this discussion, a “Non-U.S. holder” is any beneficial owner of Parent Common Stock that is neither a U.S. holder nor an entity treated as a partnership for U.S. federal income tax purposes.

Distributions on Our Common Stock

In general, any distributions we make to a Non-U.S. holder of shares of Parent Common Stock, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute dividends for U.S. federal income tax purposes and, provided such dividends are not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an applicable IRS Form W-8). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of Parent Common Stock and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Parent Common Stock, which will be treated as described under “—Sale, Taxable Exchange or Other Taxable Disposition of Parent Common Stock” below.

This withholding tax does not apply to dividends paid to a Non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate). In addition, if we determine that we are likely to be classified as a USRPHC (see “—Sale, Taxable Exchange or Other Taxable Disposition of Parent Common Stock ” below), we may withhold up to 15% of any distribution to a Non-U.S. holder to which Section 301 of the Code applies and which is not made out of our earnings and profits.

Sale, Taxable Exchange or Other Taxable Disposition of Parent Common Stock

Subject to the discussions below under “Non-U.S. Holders—Information Reporting and Backup Withholding” and “Non-U.S. Holders—Foreign Account Tax Compliance Act,” a Non-U.S. holder generally should not be subject to U.S. federal income or withholding tax in respect of any gain recognized on a sale, taxable exchange or other taxable disposition of our Common Stock, unless:

•

the Non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business conducted by the Non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. holder in the United States); or

•

we are or have been a USRPHC for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. holder held Parent Common Stock, and, in the case where shares of Parent Common Stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than 5% of Parent Common Stock at any time within the shorter of the five-year period preceding the disposition or such Non-U.S. holder’s holding period for the shares of Parent Common Stock.

A Non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A Non-U.S. holder whose gain is described in the second bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined in the Code) unless an applicable income tax treaty provides otherwise. If the Non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a rate of 30% or such lower rate as specified by an applicable income tax treaty).

If the third bullet point above applies to a Non-U.S. holder, gain recognized by such holder on the sale, exchange or other disposition of Parent Common Stock will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer of Parent Common Stock from such holder may be required to withhold U.S. federal income tax at a rate of 15% of the amount realized upon such disposition. We do not believe we currently are a USRPHC and we do not anticipate becoming one in the near future, although no assurances can be given in this regard.

Information Reporting and Backup Withholding

Any dividends paid to a Non-U.S. holder must be reported annually to the IRS and to the Non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the Non-U.S. holder resides or is established. Any dividends paid to a Non-U.S. holder generally will not be subject to backup withholding if the Non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an applicable IRS Form W-8 (or a successor form).

Payments of the proceeds of the sale or other disposition by a Non-U.S. holder of Parent Common Stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the Non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an applicable IRS Form W-8 (or a successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of Parent Common Stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the Non-U.S. holder is not a United States person and certain other conditions are met, or the Non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of Parent Common Stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on Parent Common Stock, and subject to the discussion of certain proposed Treasury regulations below, on the gross proceeds from a disposition of Parent Common Stock, in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

The U.S. Treasury released proposed Treasury regulations which, if finalized in their present form, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of Parent Common Stock. In its preamble to such proposed Treasury regulations, the U.S. Treasury stated that taxpayers may generally rely on the proposed regulations until final regulations are issued.

Non-U.S. holders are encouraged to consult their own tax advisors regarding the possible implications of FATCA to them.

LEGAL MATTERS

The legality of shares of Parent Common Stock offered by the prospectus will be passed upon for the Company by DLA Piper LLP (US).

EXPERTS

The consolidated financial statements of the Company as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020, incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2020, have been so incorporated in reliance on the report of BPM LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The Vivial Network balance sheets as of December 31, 2020 and 2019, and the related statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2020, incorporated by reference from our Registration Statement on Form S-4 filed with the SEC on April 5, 2021, have been so included in reliance upon the report of Eide Bailly LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus, while information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference into this prospectus and the Registration Statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (Commission File No. 001-34767):

•	our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 16, 2021;

•	our Current Report on Form 8-K filed with the SEC on February 16, 2021;

•	our Current Report on Form 8-K filed with the SEC on February 19, 2021;

•	our Current Report on Form 8-K filed with the SEC on February 23, 2021;

•	our Current Report on Form 8-K filed with the SEC on March 1, 2021;

•	our Current Report on Form 8-K filed with the SEC on March 12, 2021;

•	our Current Report on Form 8-K filed with the SEC on April 20, 2021;

•	our Registration Statement on Form S-4 filed with the SEC on April 5, 2021;

•

the description of Parent Common Stock contained in our Registration Statement on Form 8-A (File No. 001-38320) filed with the SEC on November 25, 2019 under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

We also incorporate by reference any future filings (other than any filings or portions of such reports that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules, including current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits furnished on such form that are related to such items unless such Form 8-K expressly provides to the contrary) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until we file a post-effective amendment which indicates the termination of the offering of the securities made by this prospectus and the accompanying prospectus. Information in such future filings updates and supplements the information provided in this prospectus and the accompanying prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.

You may obtain copies of any of these filings by contacting us at the address and telephone number indicated below.

Documents incorporated by reference are available from us without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this prospectus, by requesting them in writing or by telephone at:

Kaleyra Inc.

Attention: Corporate Secretary

Via Marco D’Aviano, 2,

Milano MI, Italy

+39 02 288 5841

HOUSEHOLDING INFORMATION

Pursuant to the rules of the SEC, unless we have received contrary instructions, we are permitted to send a single copy of this prospectus to any household at which two or more stockholders reside if we believe the stockholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce our expenses. However, if stockholders prefer to receive multiple sets of our disclosure documents at the same address this year or in future years, the stockholders should follow the instructions described below. Similarly, if an address is shared with another stockholder and together both of the stockholders would like to receive only a single set of our disclosure documents, the stockholders should follow these instructions:

•

If the shares are registered in the name of the stockholder, the stockholder should contact us at our offices at c/o. Kaleyra Inc. Attention: Secretary or by telephone at (+39 02 288 5841), to inform us of his or her request; or

•	If a bank, broker or other nominee holds the shares, the stockholder should contact the bank, broker or other nominee directly.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent for our securities is Continental Stock Transfer & Trust Company.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read the Company’s SEC filings, including this prospectus, over the Internet at the SEC’s website at http://www.sec.gov. You may also obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

If you would like additional copies of this prospectus or if you have questions about the securities to be offered under this Registration Statement, you should contact the Company at the following address and telephone number:

Kaleyra Inc.

Via Marco D’Aviano, 2

Milano MI, Italy 20131

Telephone: +39 02 288 5841

All information contained in this prospectus relating to the Company has been supplied by the Company, and all such information relating to Vivial has been supplied by Vivial. Information provided by either the Company or Vivial does not constitute any representation, estimate or projection of any other party.

We have not authorized anyone to give any information or make any representation about the Merger, the Company or Vivial that is different from, or in addition to, that contained in this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this prospectus speaks only as of the date of this prospectus, unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

Kaleyra Inc.—Financial Statements	Our audited financial statements for our fiscal years ended December 31, 2020 and 2019 are hereby incorporated by reference to our Annual Report on Form 10-K for our most recent fiscal year ended December 31, 2020.

Vivial Networks LLC—Financial Statements	The audited financial statements of Vivial Networks LLC for fiscal years ended December 31, 2020 and 2019 are hereby incorporated by reference to our Registration Statement on Form S-4 filed with the SEC on April 5, 2021.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable in connection with the offering of the securities being registered, all of which will be paid by Kaleyra. All amounts are estimates except the Securities and Exchange Commission (the “SEC”) registration fee.

Amount
SEC registration fee	$33,275.50
Printing and engraving expenses	$20,000.00
Legal fees and expenses	$50,000.00
Accounting fees and expenses	$15,000.00
Transfer agent and registrar fees and expenses	$5,000.00
Miscellaneous	$15,000.00

Total	$138,275.50

Item 15. Indemnification of Officers and Directors

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the Registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s Certificate of Incorporation and Bylaws provide for indemnification by the Registrant of its directors and officers to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its Certificate of Incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (4) for any transaction from which the director derived an improper personal benefit. The Registrant’s Certificate of Incorporation provides for such limitation of liability to the fullest extent permitted by the DGCL.

The Registrant has entered into indemnification agreements with each of its directors and executive officers to provide contractual indemnification in addition to the indemnification provided in our Certificate of Incorporation. Each indemnification agreement provides for indemnification and advancements by the Registrant of certain expenses and costs relating to claims, suits or proceedings arising from his or her service to the Registrant or, at our request, service to other entities, as officers or directors to the maximum extent permitted by applicable law. We believe that these provisions and agreements are necessary to attract qualified directors.

The Registrant also maintains standard policies of insurance under which coverage is provided (1) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, while acting in their capacity as directors and officers of the Registrant, and (2) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to any indemnification provision contained in the Registrant’s Certificate of Incorporation and Bylaws or otherwise as a matter of law.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits.

2.6*†	Agreement and Plan of Merger, dated as of February 18, 2021, by and among Kaleyra Inc., Volcano Merger Sub, Inc., Vivial Inc. and GSO Special Situations Master Fund LP, solely in its capacity as the Stockholder Representative (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K as filed with the SEC on February 23, 2021)

3.1*	Second Amended and Restated Certificate of Incorporation of Kaleyra, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K as filed with the SEC on December 2, 2019)

3.2*	Amended and Restated Bylaws of Kaleyra, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K as filed with the SEC on December 2, 2019)

5.1*	Opinion of DLA Piper LLP (US) , incorporated by reference to the Company’s Registration Statement on Form S-3 (No. 333-255739) filed May 3, 2021

10.1*	Form of Stockholder Support Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K as filed with the SEC on February 23, 2021)

10.2*	Form of PIPE Subscription Agreement dated as of February 18, 2021 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K as filed with the SEC on February 23, 2021)

10.3*	Form of Convertible Note Subscription Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K as filed with the SEC on February 23, 2021)

10.4*	Form of Indenture (attached as Exhibit A to the form of Convertible Note Subscription Agreement incorporated by reference as Exhibit 10.4 to the Current Report on Form 8-K as filed with the SEC on February 23, 2021, and incorporated herein by this reference)

10.5*	Form S-4 filed with the SEC on April 5, 2021 (including any amendments thereto)

23.1*	Consent of DLA Piper LLP (US) (included in Exhibit 5.1) , incorporated by reference to the Company’s Registration Statement on Form S-3 (No. 333-255739) filed May 3, 2021

23.2	Consent of BPM LLP

23.3	Consent of Eide Bailly LLP

24.1	Power of Attorney, incorporated by reference to the signature page to the Company’s Registration Statement on Form S-3 (No. 333-255739) filed May 3, 2021

†

Schedules and similar attachments to this Exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish supplementally a copy of such omitted materials to the SEC upon request.

*	Previously filed.

Item 17.	Undertakings

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that:

Paragraphs (a)(1)(i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

KALEYRA, INC.

Date: May 6, 2021	By:	/s/ Dario Calogero
Dario Calogero
President, Chief Executive Officer, and Director (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date

/s/ Dario Calogero	President, Chief Executive Officer, and Director	May 6, 2021
Dario Calogero	(Principal Executive Officer)

*	Chief Financial Officer	May 6, 2021
Giacomo Dall’Aglio	(Principal Financial and Accounting Officer)

*	Chairman of the Board of Directors	May 6, 2021
Dr. Avi S. Katz

*	Director	May 6, 2021
Neil Miotto

*	Director	May 6, 2021
John Mikulsky

*	Director	May 6, 2021
Dr. Emilio Hirsch

*	Director	May 6, 2021
Matteo Lodrini

*By:	/s/ Dario Calogero
Dario Calogero

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